06034722

ARS
P.E.
12/31/05

Medical Staffing Network Holdings Inc

RECD S.E.C.
APR 2 6 2006
077





medical Staffing™ NETWORK HOLDINGS, Inc.





PROCESSED
MAY 0 9 2006
THOMSON FINANCIAL

ANNUAL REPORT 2005

COMPANY PROFILE

Medical Staffing Network Holdings, Inc. is a national leader in healthcare staffing, with approximately 100 branches in 40 states. Since 1998, Medical Staffing Network has matched the industry's top healthcare professionals with hospitals and other facilities across the country. In addition to being the largest provider of per diem nurse staffing services, the Company also provides diversified staffing in the areas of allied healthcare, pharmacy, anesthesia and clinical research. For more information on Medical Staffing Network, please visit www.msnhealth.com



ANNUAL MEETING

The annual meeting of stockholders will be held on June 1, 2006, at 12:00 p.m. Eastern Time at the Embassy Suites Hotel, 661 NW 53rd Street, Boca Raton, Florida 33487.

FINANCIAL HIGHLIGHTS


Service Revenues
(in thousands)
$338,229
$478,827
$512,985
$417,058
$402,507
01
02
03
04
05


Hours Worked by Healthcare Professionals
(in thousands)
10,049
12,504
12,135
9,837
9,794
01
02
03
04
05

(in thousands, except per share data)	Years Ended December 25, 2005	Years Ended December 26, 2004
Summary Statement of Operations:		
Service revenues	$ 402,507	$ 417,058
Cost of services rendered	314,341	327,075
Gross profit	88,166	89,983
Operating expenses:		
Selling, general and administrative	81,087	82,067
Depreciation and amortization	5,259	6,316
Other	512	—
Total operating expenses	86,858	88,383
Income from operations	1,308	1,600
Interest expense, net	2,767	3,541
Loss from operations before benefit from income taxes	(1,459)	(1,941)
Benefit from income taxes	(660)	(615)
Net loss	$ (799)	$ (1,326)
Net loss per share:		
Basic	$ (0.03)	$ (0.04)
Diluted	$ (0.03)	$ (0.04)
Weighted average common shares outstanding		
Basic	30,233	30,228
Diluted	30,233	30,228

LETTER TO SHAREHOLDERS



ROBERT J. ADAMSON
Chairman of the Board of Directors and Chief Executive Officer

In 2005, we persevered through another challenging year for the healthcare staffing industry and for our company. However, I am pleased to report that there were also signs of modest improvement as evidenced by a lower year-over-year revenue decline in each quarter of 2005, with revenues for the fourth quarter of 2005 being less than 1% below the prior year. We continue to perform better than other large scale per diem oriented businesses, and there is a reason for that. We have a business model that sustains us during periods of low demand and rewards us when demand accelerates.

AN INDUSTRY IN FLUX

Hospitals today face a major challenge. The demand for experienced nurses continues to grow. The federal government projects that 450,000 new nurses may be required by 2008 to meet the needs of healthcare institutions. Meanwhile, the supply of nurses continues to dwindle. By 2015, according to the Department of Health and Human Services, 114,000 full-time RN jobs will go unfilled.

There are other issues to be addressed. We should be very concerned that an alarming number of nurses are leaving due to professional burnout and low morale. Higher turnover rates lead not only to shortages, but also to higher recruiting and administrative costs for hospitals.

To compound the problem, fewer nurses are entering the field. In the past five years, enrollment in baccalaureate nursing programs decreased by almost 25%. In addition, by 2010, 40% of the nursing workforce will be 50 or older.

When you consider all these factors, you realize the inevitability of the return of our industry to being a dominant force in the healthcare sector.

CONTINUING CHALLENGES

Demand for our core per diem nurse staffing services did improve in 2005, but challenges still exist as healthcare facilities continue to insist that their employees work longer and harder. It remains difficult for staffing managers to push for an increase in per diem nurses when admissions continue to fall short of expectations. We do not believe that patients delaying healthcare services and measures by hospitals to stretch their finite nursing resources are viable long-term solutions for the imbalance between supply and demand. Nor do we believe that hospitals can allow this imbalance to continue.

An inadequate number of nurses over a prolonged period threatens the quality of patient care; without enough skilled technicians, hospitals will find it difficult to maintain other revenue-generating services. Recruitment of qualified healthcare professionals remains of utmost importance. We believe that, as the economy continues to improve and admissions return to historic levels, both nurses and hospital administrators will, once again, realize what an attractive and rational solution our outsourced supplemental healthcare staffing services make.

In our view, the improving economy and stable Medicare reimbursements should continue a return to the normally consistent rates of growth for healthcare services. For the longer term, we believe that we hold a

AS THE DEMAND FOR HEALTHCARE RISES WITH THE STEADILY AGING POPULATION, AS THE SUPPLY OF NURSES BECOMES INCREASINGLY UNABLE TO KEEP PACE WITH THAT DEMAND, AND AS THE PER DIEM STAFFING FIELD CONSOLIDATES, WE LOOK FORWARD TO LONG-TERM GROWTH IN A VERY PROMISING FUTURE.

very strong position. As the demand for healthcare rises with the steadily aging population, as the supply of nurses becomes increasingly unable to keep pace with that demand, and as the per diem staffing field consolidates, we look forward to long-term growth in a very promising future.

IMPROVING CONDITIONS

We have developed strengths in the areas of travel nursing and allied specialties. The market conditions for travel nursing and allied specialties have improved over the prior year, and demand for these services steadily improved throughout 2005. Travel and allied revenues represented 26% of our total volume in 2005, and we expect continued favorable conditions for growth in 2006. Healthcare facilities appear to be more receptive to placing additional travel nurses, rather than per diem nurses. As a result, we are focusing on a strategy of offering local nurses for an extended contract period. Also, for allied specialties, demand remains strong. These positions are often a source of revenue for the healthcare facilities and, therefore, are less likely to meet with resistance from staffing managers to fill needed positions.

QUALITY

We have stated since our inception that we are a company that stands for quality; in our people, our processes and throughout our organization. We have been strong supporters of the new healthcare staffing firm certification program that the Joint Commission for the Accreditation of Healthcare Organizations (JCAHO) created and the quality standards it requires. Obtaining JCAHO's "Gold Seal of Approval" provides an objective confirmation of the high quality healthcare professionals and excellent service that we have been providing to our clients for many years. We were the first large scale per diem staffing company to achieve this certification. We believe that to further strengthen Medical Staffing's relationship as a partner to our clients, it was essential to participate in the voluntary certification program administered by this respected institution that accredits healthcare facilities. We believe the certification will provide us with a competitive advantage over healthcare staffing firms who are either unwilling or unable to obtain this certification.

FINANCIAL STRENGTH

Improving profitability will be our primary focus in 2006. We recently announced that we would close a number of our per diem branches. Along with the closures, we reduced headcount and other expenses in operations support as well as in our corporate office. The branches we closed were in markets where demand for per diem nursing had not stabilized, and we could no longer justify the investment needed to maintain those locations. The focus of our growth initiative investments in 2006 will predominantly be in our travel nurse and allied operations, where we believe near term opportunities are greatest. We will also continue to "tighten our belts" whenever possible.

MOTIVATED MANAGEMENT

We are strengthened by the challenges we face. We recognize that the healthcare industry is cyclical by nature. Having observed the ebb and flow of the home care industry and the psychiatric sector, we remain confident that our time will come again. In the meantime, all of us are working hard to streamline the Company and become even more efficient so that we will fully benefit as the industry recovers. We believe that time is now approaching. With market conditions improving, our ability to now tangibly differentiate our quality standards and the impact of our recent cost reduction measures, we look forward to continued improvement in 2006. We thank you for your continued support and belief in the future of Medical Staffing Network.

Sincerely,

Robert J. Adamson
Chairman of the Board of Directors
and Chief Executive Officer

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Robert J. Adamson
Chairman of the Board of Directors and Chief Executive Officer
Medical Staffing Network Holdings, Inc.

Joel Ackerman
General Partner
Warburg Pincus & Co.
Managing Director
Warburg Pincus LLC

Anne Boykin, PhD, RN
Director, Dean and Professor
Christine E. Lynn College of Nursing at Florida Atlantic University

C. Daryl Hollis, CPA
Business Consultant

Philip A. Incarnati
President and Chief Executive Officer
McLaren Health Care Corporation

Edward J. Robinson, CPA
Business Consultant

David J. Wenstrup
General Partner
Warburg Pincus & Co.
Managing Director
Warburg Pincus LLC

David Wester
President
VITAS Healthcare Corporation

OFFICERS

Robert J. Adamson
Chairman, Chief Executive Officer and Director

Kevin S. Little
President, Secretary and Treasurer

N. Larry McPherson
Chief Financial Officer and Assistant Secretary

Patricia G. Donohoe, RN
Chief Nursing Officer and Executive Vice President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION APR 26 2006 WASH, D.C. 105

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 001-31299

MEDICAL STAFFING NETWORK HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**65-0865171**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

901 Yamato Road, Suite 110
Boca Raton, FL 33431
(Address of principal executive offices)

Registrant's telephone number, including area code: **(561) 322-1300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 24, 2005 (the last business day of the registrant's most recently completed second fiscal quarter) was $141,489,476. As of March 1, 2006, there were 30,236,142 shares of common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference:
Part III of this Form 10-K incorporates certain information by reference from the registrant's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 25, 2005.

TABLE OF CONTENTS

All references to "Medical Staffing Network," "we," "us," or "our," in this Annual Report on Form 10-K means Medical Staffing Network Holdings, Inc.

PART I

Item 1. Business

General Development of Business

We are a leading temporary healthcare staffing company and the largest provider of per diem nurse staffing services (staffing assignments of less than thirteen weeks in duration) in the United States as measured by revenues. Our per diem staffing assignments place our professionals, predominately nurses, at hospitals and other healthcare facilities to solve our clients' temporary staffing needs. We believe we are also a leading provider of specialized radiology and diagnostic imaging specialists and clinical laboratory technicians, or "allied health" professionals, as measured by revenues. We serve our clients through what we believe to be the largest temporary healthcare staffing network in the United States, which was comprised as of December 25, 2005 of 120 per diem branches that provide nurse staffing on a per diem basis in 40 states. Our extensive client base includes approximately 7,000 healthcare facilities including leading for-profit and not-for-profit hospitals, leading teaching hospitals and regional healthcare providers. We do not receive a material portion of our revenues from Medicare or Medicaid reimbursements or similar state reimbursement programs.

Our business has grown significantly since our founding in 1998. We call branches that we have opened since our inception "*de novo*" branches, as opposed to branches acquired from third parties. The majority of our branches were *de novo* branches as of December 25, 2005.

For the year ended December 25, 2005, we had revenues of $402.5 million and income from operations of $1.3 million. During this period, we earned 73% of our revenues from our per diem nurse staffing assignments, 19% from our allied health assignments, 7% from our travel nurse staffing assignments and 1% from our per diem general staffing assignments.

We believe the flexibility of our service offerings provides substantial value to our clients and professionals. We provide our clients with significant assistance in managing their profitability by giving them a high degree of control in managing their labor costs without sacrificing clinical expertise. In addition, working on a per diem basis allows our healthcare professionals substantial flexibility in balancing their careers with their lifestyle objectives.

We were formed as a Delaware corporation in 1998. Our predecessor corporation, Southeast Staffing Partners, Inc., a Florida corporation, was founded in June 1997.

Industry Overview

The temporary nurse staffing market has two major components: per diem nursing and travel nursing. Per diem nurse staffing is the largest sector of the temporary healthcare staffing industry, providing healthcare professionals for assignments of a single shift to thirteen weeks, and is used to meet local labor shortages and openings due to holidays, vacations, illness and staff turnover, as well as daily and seasonal fluctuations in hospital volume. The per diem market operates with many local operators and is highly fragmented. The per diem staffing model requires a local presence in every market served because these short-term staffing needs are typically filled on a local basis, and are dependant on the relationship that exists between local operators, local professionals and the healthcare facility.

In the travel nurse market, healthcare facilities hire travel nurses on a contracted, fixed-term basis to meet seasonal fluctuations in hospital admissions levels for time periods ranging from several weeks to one year, but are typically thirteen weeks long. Travel nurse companies coordinate travel and housing arrangements for their professionals who typically relocate to the area in which they are placed. The travel staffing model utilizes a centralized approach to serving its clients.

Allied health staffing consists of highly specialized radiology and diagnostic imaging specialties, clinical laboratory specialties, rehabilitation specialties, pharmacists and respiratory therapists. These professionals are staffed on both a per diem and travel basis.

Service revenues and gross profit margins have been under pressure as demand for temporary nurses has been going through a period of contraction. However, the rate of contraction has slowed during the past year. Due to the current difficult economic times, the unemployment rate, while slightly improved over the past year, remains relatively high. We believe this has resulted in nurses in many households becoming a primary wage earner, which is causing such nurses to seek more traditional full-time employment. Additionally, hospitals are experiencing lower than projected admissions levels and are placing greater reliance on existing full-time staff, resulting in increased overtime and nurse-patient loads.

We cannot predict when conditions will reverse, but we are confident in the long-term growth of the industry. In a January 13, 2000 report, the U.S. Census Bureau, Population Projections Bureau, projected that the number of Americans over 65 years of age is expected to grow from 34.5 million in 2000 to 53.7 million in 2020. In a July 2002 report, the U.S. Department of Health and Human Services stated that the national supply of full-time equivalent registered nurses was approximately 1.9 million while demand was approximately 2.0 million. This gap between supply and demand for nurses is expected to grow from 0.1 million in 2000 to 0.8 million by 2020. Additionally, there is a growing trend to restrict mandatory healthcare worker overtime requirements by employers and to establish nurse-patient ratios. Several states have enacted legislation prohibiting mandatory overtime and other states have similar legislation pending. In conjunction with the aforementioned factors, we believe that the prospects for the healthcare staffing industry should improve as hospitals experience higher admissions levels and increasing shortages of healthcare workers.

Description of the Business

We provide hospitals and other healthcare facilities with a wide range of staffing services, including per diem nurses, allied health professionals and travel nurses. While we have a national presence, we operate on a local basis through an integrated network, which consisted of 120 per diem branches in 40 states as of December 25, 2005, so that we may develop significant relationships with our clients and healthcare professionals and provide the highest level of service. We have provided services to over 7,000 healthcare facilities that have paid us directly for the services we provide.

Temporary Staffing Services Provided

The per diem nurse staffing portion of our business provides nurses for assignments with durations ranging from a single shift to a 13-week assignment and represented approximately 73% of our 2005 fiscal year revenues. We offer our clients all major classifications of nurses, including registered nurses and licensed practical nurses, across all specialties such as pediatric, geriatric, intensive care unit and cardiovascular. We provide per diem personnel to a variety of healthcare facilities including acute care hospitals, nursing homes, clinics and surgical and ambulatory care centers. We serve both for-profit and not-for-profit organizations that range in scope from one facility to national chains with over 100 facilities. The allied health staffing portion of our business, which represented approximately 19% of our 2005 fiscal year revenues, specializes in providing allied health professionals to hospitals, nursing homes, clinics and surgical and ambulatory care centers, both on a per diem and a travel basis. We believe our allied healthcare business to be among the largest in the country as measured by revenues. Allied health staffing specialties that we staff include diagnostic imaging and radiology technicians, clinical laboratory technicians, rehabilitation specialists, pharmacists and respiratory therapists. The travel nurse staffing portion of our business, which represented approximately 7% of our 2005 fiscal year revenues, provides nurses and surgical technicians to hospitals across the country for assignments typically lasting thirteen weeks. The per diem general staffing portion of our business, which represented approximately 1% of our 2005 fiscal year revenues, places individuals in a variety of areas including clerical, janitorial and food services.

During the second quarter of 2003, we discontinued our physician staffing operation, and as such, the results of operations from these services are shown separately, as a total amount, in our consolidated statements of operations for all years presented.

National Branch Network

We currently operate an integrated network, which consists of 120 per diem branches located in 40 states as of December 25, 2005. Subsequent to year end, we announced that we were in the process of closing certain per diem nurse branches. Our branches are organized into several geographic regions, each of which is coordinated by a regional director. These branches serve as our direct contact with our healthcare professionals and clients and are active in recruiting, scheduling, and sales and marketing. Each branch is responsible for covering a specific local geographic region. Our typical branch is staffed with four or five professionals who are responsible for the day-to-day operations of the business. These professionals include a branch manager, two to three staffing coordinators, and a payroll administrator.

The cost structure of our typical branch is primarily fixed, consisting of limited personnel, office space rent, information systems infrastructure and supplies. We have been able to develop a highly efficient branch management model that is easily scaleable to meet increasing demand.

Recruitment and Retention

Our ability to recruit and retain a pool of talented, motivated and highly credentialed healthcare professionals is critical to our success. Our active pool of professionals was greater than 28,000 in 2005. We typically attract new recruits via word of mouth. The majority of our senior operations management have nursing or other clinical backgrounds. We believe this depth of clinical experience helps us understand the needs of clinical personnel and enhances our reputation in the industry as an advocate for nurses and other healthcare professionals, improving our ability to recruit such personnel. In addition, we offer competitive benefits packages that differentiate us from the smaller, local per diem staffing companies with which we compete, and which are typically unable to offer the package of services and benefits that we offer. We believe our competitive advantages in recruiting skilled personnel include the ability to offer the following opportunities to our personnel:

- *Flexible Staffing Assignments.* We provide our professionals with the flexibility to tailor their staffing schedules to accommodate lifestyle choices. There are many reasons why qualified nurses choose to work on a per diem basis, but most are motivated by the ability to balance their profession with their other responsibilities and interests. Our professionals are able to choose not only when they work but also where they work. Our scheduling systems are designed to place our professionals in facilities and shifts where they have had a productive and positive experience with our clients.

- *Competitive Benefits Package.* We believe that we were the first per diem healthcare staffing company to offer a comprehensive benefits program for qualified per diem staff. Our program includes a matching 401(k) plan and access to group discounted benefits such as health, dental, life, disability and general liability insurances for healthcare professionals who work for us for a specified minimum number of hours per month for more than one month.

- *Choice of Pay Frequency - Including Daily.* Our ability to offer pay as frequently as daily provides our professionals with another key element of flexibility. Rather than waiting for the end of a traditional weekly or biweekly pay period, our professionals can be paid immediately after completing their shifts. This allows our branch staff to maintain an active dialogue with our professionals regarding future assignments. This consistent interaction fosters unique relationships that distinguish us from our competition.

- *Leading Continuing Educational Programs.* We also offer continuing education courses as a means to improve our pool of nurses as well as to maintain proper compliance. We have a unique relationship with Florida Atlantic University's College of Nursing. The College of Nursing faculty develops continuing education courses that we offer online through our website. Our nurses can obtain continuing education units (CEUs) that many states require to educate our nurses regarding changing technology and clinical practices. Our courses are fully accredited by the American Nurses Credentialing Center of Excellence and the Florida Board of Nursing.

We have several proven recruitment channels that consistently augment our pool of healthcare professionals at low marginal cost. In 2005, we spent approximately 1% of our revenues on recruitment activities. Our recruiting activities include print advertisements in local newspapers and in trade journals, mailings, Internet listings and solicitations at trade conventions.

Quality Management

We have developed a substantial clinical quality improvement program to uphold our high standards in recruiting healthcare professionals. Our two-step internal process ensures that all of our temporary professionals have the proper credentials, skills and experience for their assignments. We have found that our adherence to high quality management standards is an integral component of satisfying both clients and professionals with our placements. Our two-step process for quality management includes the following:

Pre-employment Qualifications. All of our healthcare professionals undergo a rigorous screening process that includes requirements such as a minimum of one year of related work experience and the successful completion of written tests specific to their area of specialty. Each applicant is then interviewed in person by a local branch manager. This sets us apart from our competitors who often do not conduct face-to-face interviews. We also check prior work references, confirm the validity of the applicant's professional license(s) and screen the applicant for any criminal activity and drug abuse. All of these standards comply with or exceed those required by Occupational Safety & Health Administration (OSHA) and Joint Commission on Accreditation of Healthcare Organizations (JCAHO). In fact, we completed JCAHO's voluntary comprehensive certification review process in 2005 to earn its Gold Seal of Approval. We are the first national provider of per diem nursing services to achieve JCAHO Health Care Staffing Services Certification, which provides us with another competitive advantage in the per diem nursing staffing marketplace. JCAHO's Gold Seal of Approval is recognized nationwide as a symbol of quality that reflects a commitment to meeting certain performance standards.

Placement and Ongoing Monitoring. Once we have hired a healthcare professional, we enter all of the professional's data into our database, which tracks any "renewal dates" with respect to licenses and continuing education requirements. Our database also matches our clients' needs with our available pool of professionals. We strive to place our professionals in facilities where they have previously worked in order to enhance the continuity of our services to our clients. If this is not possible, we provide our professionals with pre-staffing orientation to the facility. By taking these steps, we ensure that the healthcare professional is comfortable with the facility's physical layout, permanent staff and clinical protocols. We also continually monitor the performance of our professionals through evaluations and client feedback, among other things. In addition, our clients may access our database remotely (via the Internet), which provides them the ability to view the credentials of the professionals being staffed at their facilities.

Sales and Marketing

We have developed a three-pronged approach to our sales and marketing activities in order to address the different levels of decision makers at our clients' facilities:

Our first level of business development and relationship management is with the purchasing manager, administrator(s) or chief nursing officer at a group of facilities we service. Commonly-owned hospitals, nursing home chains and healthcare group alliances often purchase temporary staffing services for multiple facilities under a single contract, and a single person typically manages the selection process. A senior member of our staff, the regional director and, in certain circumstances, the Executive Vice President of Operations, negotiate contractual terms and pricing with such groups of facilities.

Our second level of business development and relationship management is with the director of nursing or a nurse/allied department manager, who reviews our services from a clinical competency and quality hiring standards perspective. Our regional director and local branch manager establish, build and maintain relationships at this level.

Our third level of relationship management is with the facility staffing coordinators and the after-hours and weekend supervisors who are the actual users of the services. Our branch managers and local staffing coordinators regularly contact these buyers to coordinate the daily staffing and scheduling of personnel.

Information Systems

Our information system for our per diem staffing operation, for which we hold an exclusive twenty-five year license and which we refer to as MSN HealthWorks, is customized to our recruiting, regulatory credentialing, scheduling and billing needs. Not only is the database used as a management tool, but it is also used by our staffing coordinators in each branch to respond quickly to client questions and requests. MSN HealthWorks' applications and its supporting infrastructure house and organize all of our client and employee information. Electronic files are maintained on our client facilities, detailing historical and prospective requests for staffing. These files also contain facility-specific procedures and protocols so that we can ensure that our healthcare professionals integrate quickly. Each employee's electronic file contains the employee's credentials, test scores, employment record and availability. This data enables our branch-office staff to automatically match open requests with qualified candidates.

MSN HealthWorks also monitors billing records using time cards to generate invoices for our clients and paycheck information for our employees. MSN HealthWorks operates as a single entry system, meaning that the initial shift confirmation entry enables our payroll to be generated at the branch level on a daily basis and the invoicing to be generated at our corporate office. This system enables us not only to monitor costs and compliance, but also to ensure that we respond to client requests as quickly as possible. We can typically fill a client staffing request in less than 15 minutes.

We have adapted MSN HealthWorks to provide our clients with functionality for budgeting and access to nurse and employee credentials via the Internet

Competition

The temporary healthcare staffing industry is highly competitive. We compete with both national firms and local and regional firms. We compete with these firms to attract nurses and other healthcare professionals as temporary healthcare professionals and to attract hospital and healthcare facility clients. We compete for temporary healthcare professionals on the basis of the quantity, diversity and quality of assignments available, compensation packages, and the benefits that we provide to temporary healthcare professionals while they are on assignment. We compete for hospital and healthcare facility clients on the basis of the quality of our temporary healthcare professionals, the timely availability of our professionals with the requisite skills, quality and scope, price and geographic reach of our services.

The per diem market includes many local operators and is highly fragmented. The per diem staffing business requires a local presence in every market served since an important relationship exists between the local branch and the healthcare facility. We believe, however, that larger, nationally established firms enjoy distinct competitive advantages over smaller, local and regional competitors in the healthcare staffing industry. Larger and more established firms have a critical mass of available nursing candidates, substantial word-of-mouth referral networks and established brand names, enabling them to attract a consistent flow of new applicants. Larger firms can also more easily provide payroll services, which are cash flow intensive, to healthcare providers. As a result, sizable and established firms such as ours have had a significant advantage over small participants.

Some of our large competitors in the temporary healthcare staffing industry include AMN Healthcare Services, Inc., Cross Country Healthcare, Inc. and InteliStaf Healthcare, Inc.

Professional Liability Insurance

We retain the first $1.0 million, per occurrence, of risk associated with professional liability. We maintain a professional liability insurance policy for losses in excess of this per occurrence amount. We believe this is sufficient for the risks associated with our business. Medical malpractice claims against us relating to our healthcare professionals are defended by our insurance carrier. We have indemnity agreements with many of our clients which state that we will defend, indemnify and hold harmless those clients against any act of omission or willful or reckless acts, including negligence and misconduct. A majority of such agreements are reciprocal.

Trademarks and Service Marks

The service mark "Medical Staffing Network, Inc." (Name and Logo), which was registered with the U.S. Patent and Trademark Office as of May 6, 2003, and the trade name "Medical Staffing Network" are each owned and licensed from Medical Staffing Network Assets, LLC, our indirectly wholly-owned subsidiary.

Government Regulation

The healthcare industry is subject to extensive and complex federal and state laws and regulations relating to professional licensure, conduct of operations, payment for services and payment for referrals. The extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs, could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses.

Our business, however, is not directly impacted by or subject to the laws and regulations that generally govern the healthcare industry, because we provide services on a contract basis and are paid directly by our hospital and other healthcare facility clients.

Some states require state licensure for businesses that employ and/or assign healthcare personnel to provide healthcare services on-site at hospitals and other healthcare facilities. We hold a Temporary Healthcare Staffing License in the following jurisdictions in which we do business that require such licenses: Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Jersey, Nevada, North Carolina, Ohio, Rhode Island, Tennessee, Texas and Washington.

Most of our temporary healthcare professionals are required to be individually licensed or certified under applicable state laws. We take reasonable steps to ensure that our professionals possess all necessary licenses and certifications in all material respects. These steps include: each employee must present an original version of a state issued license; we validate each employee's identity through government issued photo identification; we call or verify online each employee's license with the applicable state board prior to assignment; and, a copy of the license is maintained in the employee's personnel file and expiration dates are monitored through MSN HealthWorks.

Seasonality

Due to the regional and seasonal fluctuations in the hospital patient census of our hospital and healthcare facility clients and due to the seasonal preferences for destinations by our temporary healthcare professionals, the number of healthcare professionals on assignment, revenue and earnings are subject to moderate seasonal fluctuations. Many of our hospital and healthcare facility clients are located in areas, particularly Florida, that experience seasonal fluctuations in population, during the winter and summer months. These facilities adjust their staffing levels to accommodate the change in this seasonal demand and many of these facilities utilize temporary healthcare professionals to satisfy these seasonal staffing needs.

Historically, the number of temporary healthcare professionals on assignment has increased from December through March followed by declines or minimal growth from April through November. This pattern may or may not continue in the future. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Employees

As of December 25, 2005, we had approximately 1,100 branch, regional operations and corporate office employees. In addition, during 2005, we employed over 28,000 temporary staff and healthcare professionals. We do not have any organized labor unions. We believe we have excellent relationships with our employees.

Generally, our per diem and travel staff are our employees. However, our certified registered nurse anesthetists and anesthesiologists are, and before discontinuation of our physician staffing business our physicians were, independent contractors. We have not entered into any employment agreements with any of our healthcare professionals.

Subsequent to fiscal year end, we initiated a plan to restructure our per diem nurse staffing division whereby certain per diem branches will be closed thereby eliminating certain branch employees. Additionally, certain operations and corporate staff will be eliminated.

Available Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge in the "Investor Relations" section of our website at www.msnhealth.com. These reports, and any amendments to these reports, are made available on our website as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission.

In addition, our website, www.msnhealth.com, includes, free of charge, items related to corporate governance matters, including our Corporate Governance Guidelines, charters of various committees of our Board of Directors and our Code of Business Conduct and Ethics applicable to our employees, officers and directors. A printed copy of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is available without charge by sending a written request to: Secretary, Medical Staffing Network Holdings, Inc., 901 Yamato Road, Suite 110, Boca Raton, Florida 33431.

Item 1A. Risk Factors

There are a number of factors, including those specified below, which may adversely affect our business, financial results or stock price. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our financial results or stock price.

Risks Related to Our Business and Industry

If we are unable to attract qualified nurses and allied healthcare professionals for our healthcare staffing business, our business could be negatively impacted.

We rely significantly on our ability to attract and retain nurses and allied healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients' needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, thereby decreasing the potential for growing our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting temporary healthcare professionals and providing them with attractive benefits packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

Contraction of demand for our temporary nurses may continue if hospital admissions levels remain lower than expected.

Demand for temporary nurses has been experiencing a period of contraction. However, the rate of contraction has slowed during the past year. Hospitals are experiencing lower than projected admissions levels and are placing greater reliance on existing full-time staff, resulting in increased overtime and nurse-patient loads. Consequently, our service revenues and gross profit margins have been under pressure. If these industry trends continue, our revenues and gross profit margins may decline. In June 2003, we completed a plan to restructure our operations by closing 29 branches. The restructuring was in response to the current contraction in demand for our services and was necessary to adjust the infrastructure we had put in place to support multiple growth initiatives.

Subsequent to fiscal year end, we initiated a plan to restructure our per diem nurse staffing division whereby certain per diem branches will be closed. Additionally, certain operations and corporate staff will be eliminated. The restructuring was in response to continued weak demand for our per diem nurse staffing services.

Higher unemployment rates could have a negative impact on our ability to successfully recruit additional healthcare professionals.

We believe that high unemployment rates cause nurses in many households to become primary wage earners, which in turn causes them to seek more traditional full-time employment. Should unemployment rates increase, it could be more difficult for us to recruit nurses to become our employees.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital and healthcare facility clients and temporary healthcare professionals.

The temporary healthcare staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies and with specialized temporary staffing agencies. Some of our competitors in the temporary nurse staffing sector are AMN Healthcare Services, Inc., Cross Country Healthcare, Inc. and InteliStaf Healthcare, Inc. Some of our competitors may have greater marketing and financial resources than we do. Competition for hospital and healthcare facility clients and temporary healthcare professionals may increase in the future and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital and healthcare facility clients. Furthermore, our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause our revenues and margins to decline.

Our business depends upon our continued ability to secure and fill new orders from our hospital and healthcare facility clients, because we do not have long-term agreements or exclusive contracts with them.

We do not have long-term agreements or exclusive guaranteed order contracts with our hospital and healthcare facility clients. The success of our business depends upon our ability to continually secure new orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to place orders with our competitors and may choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Reacting to concerns over agency utilization in prior years, hospitals and other healthcare facilities have devised strategies to reduce agency expenditure and limit overall agency utilization. If current pressures to control agency usage continue and escalate, we will have fewer business opportunities, which could harm our business.

Fluctuations in patient occupancy at our hospital and healthcare facility clients may adversely affect the demand for our services and therefore the profitability of our business.

Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare facility clients. When occupancy increases, hospitals and other healthcare facilities often add temporary employees before full-time employees are hired. As occupancy decreases, hospitals and other healthcare facilities typically reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our hospital and healthcare facility clients also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

Healthcare reform could negatively impact our business opportunities, revenues and margins.

The U.S. government has undertaken efforts to control increasing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the recent past, the U.S. Congress has considered several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While the U.S. Congress did not adopt any comprehensive reform proposals, members of Congress may raise similar proposals in the future. If any of these proposals are approved, hospitals and other healthcare facilities may react by spending less on healthcare staffing, including nurses. If this were to occur, we would have fewer business opportunities, which could seriously harm our business.

Several state governments have also attempted to control increasing healthcare costs. For example, the State of Massachusetts has implemented a regulation that limits the hourly rate billable by and payable to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses' aides. The State of Minnesota has also implemented a statute that limits the amount that nursing agencies may charge nursing homes. Several states have also proposed legislation that would limit the amounts that temporary staffing companies may charge. Any such current or proposed laws could seriously harm our business, revenues and margins.

Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payors could reduce the demand or the price paid for our staffing services.

There is a growing trend to restrict mandatory healthcare worker overtime requirements by employers and to establish nurse-patient ratios. The State of California has already enacted such legislation and several other states have similar legislation pending. This legislation could ultimately have a potential positive or negative impact on our business.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or be subject to injunctions or cease and desist orders.

The extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs, could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services.

JCAHO has created a set of standards by which to certify healthcare staffing providers. Healthcare staffing companies can apply to be reviewed by JCAHO to ensure that they are compliant with the standards. Healthcare facilities could potentially use only those providers that obtain certification. We went through the voluntary certification process in 2005 and received JCAHO's gold seal of approval. Upon subsequent review (which occurs biannually), should we not meet the standards created by JCAHO, it could potentially have a material effect on our business.

We are dependent on the proper functioning of our information systems.

We are dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations identify and match staffing resources and client assignments and regulatory credentialing scheduling. They also perform billing and accounts receivable functions. Our information systems are vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If our information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could impact our ability to identify business opportunities quickly, maintain billing and clinical records reliably, pay our staff in a timely fashion and bill for services efficiently.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

Since our founding in 1998, we have completed 28 acquisitions. Our business strategy includes increasing our market share and presence in the temporary healthcare staffing industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less accretive to us. In addition, restrictive covenants in our credit facility, including a covenant that requires us to obtain the approval of our lenders for any acquisition with a purchase price over $3 million, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility or otherwise, we may be unable to complete desirable acquisitions.

We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

We continually evaluate opportunities to acquire healthcare staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with some of these companies.

These acquisitions involve numerous risks, including:

- potential loss of key employees or clients of acquired companies;
- difficulties integrating acquired personnel and distinct cultures into our business;
- difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;
- diversion of management attention from existing operations; and
- assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could seriously harm our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

Our ability to borrow under our credit facility may be limited.

On December 22, 2003, we entered into a new credit facility, consisting of a three-year, $65 million asset-based revolving credit facility and a two-year $17 million term loan. On June 25, 2004, we amended the credit facility to reduce the revolver capacity from $65.0 million to $60.0 million. In conjunction with the amendment, on July 1, 2004, we repaid $5.0 million of borrowings under the term loan. The $5.0 million can not be re-borrowed under the terms of the term loan. On February 24, 2005, we amended the terms of the credit facility whereby the term loan was reduced to $6.0 million, the applicable margin for the term loan was reduced to 4.5%, the maturity of the term loan was extended to December 2006 and certain financial covenants were amended. On September 24, 2005 and December 25, 2005, we amended the terms of the credit facility whereby certain financial covenants were favorably amended and the expiration date was extended to January 2, 2007. The $6.0 million term loan repayment was funded with borrowings under the revolver. Our ability to borrow under the credit facility is based upon, and thereby limited by, the amount of our accounts receivable. Any material deterioration in our service revenues could reduce our borrowing base, which could cause us to lose our ability to borrow additional amounts under the credit facility. In such a circumstance, the borrowing availability under the credit facility may not be sufficient for our capital needs. During the year, our lenders amended certain financial covenants present in the revolving credit facility. If future covenant violations occur and the lenders do not agree to modify the covenants or waive such violations, our ability to borrow under our credit facility could be severely limited or eliminated which would have a material negative impact on our ability to fund ongoing operations.

Significant legal actions could subject us to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary healthcare professionals. In some instances, we are required to indemnify our clients against some or all of these risks. A failure of any of our employees or healthcare professionals to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. We retain the first $1.0 million, per occurrence, of risk associated with professional liability. We maintain a professional liability insurance policy for losses in excess of this per occurrence amount. Our professional malpractice liability insurance and general liability insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage or if our insurers deny coverage we may be exposed to substantial liabilities.

We may be legally liable for damages resulting from our hospital and healthcare facility clients' mistreatment of our healthcare personnel.

Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment, negligence and other similar activities by our hospital and healthcare facility clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified healthcare professionals in the future.

If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

We provide for certain types of risk management coverage through a program that is partially self-insured. We retain the first $1.0 million, per occurrence, of risk associated with professional liability claims. We retain the first $0.5 million, per occurrence, of risk associated with workers compensation claims. In addition, we provide medical coverage to our employees through a partially self-insured preferred provider organization. If we become subject to substantial uninsured workers compensation claims or medical coverage liabilities, our financial results may be adversely affected.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales personnel.

Our success depends upon the performance of our sales personnel, especially regional directors, branch managers and staffing coordinators. The number of individuals who meet our qualifications for these positions is limited and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of these individuals. Competition for qualified sales personnel in the line of business in which we operate is strong and there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, consisting of Robert J. Adamson, Kevin S. Little, N. Larry McPherson, Patricia G. Donohoe, Lynne Stacy, Jan Casford and Pat Layton. If any members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

We have a substantial amount of goodwill on our balance sheet. Our level of goodwill may have the effect of decreasing our earnings or increasing our losses.

As of December 25, 2005, we had $130.6 million of goodwill, net on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At December 25, 2005, goodwill represented approximately 64% of our total assets.

Historically, we amortized goodwill on a straight-line basis over the estimated period of future benefit of 20 years. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed annually for impairment. During the year ended December 25, 2005, we reevaluated our reporting units and determined that each branch location represented a reporting unit, as opposed to viewing the entire company as one reporting unit previously. We performed an analysis whereby the historical goodwill was allocated or "pushed down" to each reporting unit. In accordance with SFAS No. 142, we performed our annual review for impairment during the fourth quarter of fiscal 2005 by performing a fair value analysis of each reporting unit. The fair value analysis was completed with the assistance of outside valuation professionals. Based on that analysis, no impairment was noted at any individual reporting unit. Accordingly, there was no financial impact in 2005 relating to the change in reporting unit for goodwill impairment testing.

We will continue to perform a reporting unit level fair value analysis impairment test during the fourth quarter of each year. Should impairment indicators be present, including branches not achieving their expected operating results, additional analysis will be performed to determine the extent of any impairment and the associated charge will be recorded to the statement of operations. Should we decide to exit a market and close one or more of our reporting units, the associated goodwill will be written off with a charge to the statement of operations. Although it does not affect our cash flow, an impairment charge to earnings has the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to take an impairment charge to earnings, our stock price could be adversely affected.

Subsequent to year end, we decided to close certain per diem nurse branches. As a result, during the first quarter of 2006, we will take a charge of approximately $3.0 million to write down the associated impaired goodwill.

Our costs of providing housing for nurses and other healthcare personnel in our travel business may be higher than we anticipate and, as a result, our margins could decline.

We currently have approximately 85 apartments on lease throughout the United States. If the costs of renting apartments and furniture for our nurses and other healthcare personnel increase more than we anticipate and we are unable to pass such increases on to our clients, our margins may decline. To the extent the length of a nurse's or other professional's housing lease exceeds the term of the nurse's or other professional's staffing contract, we bear the risk that we will be obligated to pay rent for housing we do not use. To limit the costs of unutilized housing, we try to secure leases with term lengths that match the term lengths of our staffing contracts, which typically last thirteen weeks. In some housing markets we have had, and believe we will continue to have, difficulty identifying short-term leases. If we cannot identify a sufficient number of appropriate short-term leases in regional markets, or if, for any reason, we are unable to efficiently utilize the apartments we do lease, we may be required to pay rent for unutilized housing or, to avoid such risk, we may forego otherwise profitable opportunities.

Demand for healthcare staffing services is significantly affected by the general level of economic activity and unemployment in the United States.

When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies, including our hospital and healthcare facility clients, reduce their use of temporary employees before laying off full-time employees. In addition, we may experience more competitive pricing pressure during periods of economic downturn. Therefore, any significant economic downturn could have a material adverse impact on our condition and results of operations.

Our executive officers, directors and significant stockholders will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

Our executive officers and directors (including their affiliates) control approximately 64% of our outstanding common stock. Warburg Pincus Private Equity Fund VIII, L.P., a Delaware limited partnership (Warburg Pincus), owns approximately 48% of our common stock. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Warburg Pincus has the right under our stockholders agreement to designate two persons to our Board of Directors. As a result of this share ownership and minority representation on our Board of Directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

Warburg Pincus and certain significant stockholders have demand registration rights to cause us to file, at any time and at our expense, a registration statement under the Securities Act covering resales of their shares. These shares represent approximately 48% of our outstanding common stock, or approximately 14.5 million shares. These shares may also be sold under Rule 144 of the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our Board of Directors to issue up to 15 million shares of "blank check" preferred stock. Without stockholder approval, the Board of Directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

With the current uncertainty about healthcare policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of healthcare and other companies, which is unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock.

Some specific factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results;
- actual or anticipated changes in our growth rates or our competitors' growth rates;
- actual or anticipated changes in healthcare policy in the United States and internationally;
- conditions in the financial markets in general or changes in general economic conditions;
- our inability to raise additional capital;
- conditions of other healthcare staffing companies or the medical staffing industry generally; and
- changes in stock market analyst recommendations regarding our common stock, other comparable companies or the healthcare staffing industry generally.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our U.S. corporate headquarters is located in Boca Raton, Florida and has an aggregate of 50,000 square feet. We operate on a national basis with a presence in 40 states and 120 locations as of December 25, 2005. The facilities at our headquarters and at each of our locations are leased. The lease to our headquarters expires in 2013. We believe that our properties are adequate for our current needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. As of December 25, 2005, we have two material operating leases. They include our corporate headquarters lease and a lease for approximately 32,000 square feet in Warrenville, Illinois, where our allied health and travel divisions are concentrated.

Item 3. Legal Proceedings

On February 20, 2004, Joseph and Patricia Marrari, and on April 16, 2004, Tommie Williams, filed class action lawsuits against Medical Staffing Network in the United States District Court for the Southern District of Florida, on behalf of themselves and purchasers of our common stock pursuant to or traceable to our initial public offering in April 2002. These lawsuits also named as defendants certain of our directors and executive officers (collectively with Medical Staffing Network, the "Defendants"). The complaints allege that certain disclosures in the Registration Statement/Prospectus filed in connection with our initial public offering on April 17, 2002 were materially false and misleading in violation of the Securities Act of 1933 (the "Securities Act"). The complaints seek compensatory damages as well as costs and attorney fees.

On March 29, 2004, a third class action lawsuit brought on behalf of the same class of our stockholders, making claims under the Securities Act similar to those in the lawsuits filed by Plaintiffs Joseph and Patricia Marrari and Tommie Williams, was commenced by Plaintiff Haddon Zia in the Florida Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. Defendants removed this case to the United States District Court for the Southern District of Florida and Plaintiff moved to remand the case back to the Florida Circuit Court of the Fifteenth Judicial Circuit, which motion Defendants opposed. On September 16, 2004 the federal district court entered an order granting Plaintiff's motion to remand. On January 6, 2005, the state court stayed the state court proceedings until further order of the court. The Zia complaint seeks rescission or damages as well as certain equitable relief and costs and attorney fees.

On March 2, 2004, another class action complaint was filed against Medical Staffing Network and certain of our directors and executive officers in the United States District Court for the Southern District of Florida by Jerome Gould, individually and on behalf of a class of Medical Staffing Network's stockholders who purchased stock during the period from April 18, 2002 through June 16, 2003. The complaint alleges that certain of our public disclosures during the class period were materially false and misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 promulgated thereunder. The complaint seeks compensatory damages, costs and attorney fees.

On July 2, 2004, the Marrari, Gould, Williams and Zia actions were consolidated, although, as noted above, the Zia action was subsequently remanded to state court. Plaintiff Thomas Greene was appointed Lead Plaintiff of the consolidated action and the law firm of Cauley Geller Bowman & Rudman LLP (now known as Lerach Coughlin Stoia Geller Rudman and Robbins LLP) was appointed Plaintiffs' Lead Counsel.

On September 1, 2004, Lead Plaintiff filed his consolidated amended class action complaint (the "Complaint"). The Complaint makes allegations on behalf of a class consisting of purchasers of our common stock pursuant to or traceable to our initial public offering in April 2002, for purposes of the Securities Act claims, and on behalf of Medical Staffing Network's stockholders who purchased stock during the period from April 18, 2002 through June 16, 2003, for purposes of the Exchange Act claims. The Complaint alleges that certain of our public disclosures during the class period were materially false and misleading in violation of Section 11 of the Securities Act and Section 10(b) of the Exchange Act. The Complaint seeks compensatory damages as well as costs and attorney fees. Defendants have filed a motion to dismiss the Complaint, which, on September 27, 2005, was granted in part as to those portions of Plaintiffs' Section 10(b) and 20(a) claims concerning statements or omissions prior to October 29, 2002, and denied as to the remaining claims. The litigation is now proceeding as to those portions of the complaint that were not dismissed.

We believe that these lawsuits are without merit and we intend to defend ourselves against them vigorously. Due to their preliminary status, we are unable to predict the outcome of these lawsuits or reasonably estimate a range of possible loss.

From time to time, we are subject to lawsuits and claims that arise out of our operations in the normal course of business. We are plaintiffs or defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of any claims that arise out of operations in the normal course of business will not have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 25, 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our common stock, as reported by the New York Stock Exchange (NYSE).

	High	Low
2004:		
First Quarter	$ 12.31	$ 7.10
Second Quarter	$ 8.82	$ 5.35
Third Quarter	$ 7.10	$ 5.16
Fourth Quarter	$ 8.75	$ 5.87
2005:		
First Quarter	$ 8.31	$ 6.00
Second Quarter	$ 6.94	$ 4.52
Third Quarter	$ 6.75	$ 4.66
Fourth Quarter	$ 6.22	$ 4.72

Our common stock has traded on the NYSE under the symbol "MRN" since our initial public offering on April 17, 2002. Prior to that time, there was no public trading market for our common stock.

As of March 1, 2006, there were 18 holders of record of our common stock, which numbers do not reflect stockholders who beneficially own common stock held in nominee or street name.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Except as otherwise restricted by our current senior credit facility, any payment of cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors. Our current senior credit facility prohibits us and our subsidiaries from declaring or paying any dividends or any other distributions without the consent of lenders holding more than 50% of the loans under the facility (or if a single lender holds more then 50% of the loans under the facility, the consent of that lender and at least one other lender is required), except that we and our subsidiaries may pay dividends or make other distributions to each other, except further that our operating subsidiary may pay dividends or make other distributions to us to be used to pay our operating expenses in an amount up to $500,000 in the aggregate in any fiscal year.

We did not repurchase any shares of our common stock during the fourth quarter of the fiscal year ended December 25, 2005.

Item 6. Selected Financial Data

The selected Consolidated Statement of Operations data for the years ended December 25, 2005, December 26, 2004, and December 28, 2003 and the selected Consolidated Balance Sheet data as of December 25, 2005 and December 26, 2004 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected Consolidated Statement of Operations data for the years ended December 29, 2002 and December 30, 2001 and the selected Consolidated Balance Sheet data as of December 28, 2003, December 29, 2002, and December 30, 2001 are derived from our audited consolidated financial statements not included in this annual report. Certain reclassifications have been made to prior year amounts to conform to the 2005 presentation.

In the following tables, we provide you with select consolidated financial data and other operating information of Medical Staffing Network which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes included in this annual report.

	Fiscal Years Ended				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Service revenues	**$ 402,507**	$ 417,058	$ 512,985	$ 478,827	$ 338,229
Cost of services rendered	**314,341**	327,075	398,224	358,394	253,139
Gross profit	**88,166**	89,983	114,761	120,433	85,090
Selling, general and administrative expenses	**81,087**	82,067	90,519	78,102	53,221
Depreciation and amortization expenses(1)	**5,259**	6,316	6,773	4,486	5,870
Other	**512**	–	–	–	–
Recapitalization expenses	**–**	–	–	–	7,160
Income from operations	**1,308**	1,600	17,469	37,845	18,839
Loss on early extinguishment of debt(2)	–	–	3,555	–	4,380
Interest expense, net	**2,767**	3,541	4,685	7,603	14,312
Income (loss) from continuing operations before provision for (benefit from) income taxes	**(1,459)**	(1,941)	9,229	30,242	147
Provision for (benefit from) income taxes	**(660)**	(615)	3,708	12,400	1,794
Income (loss) from continuing operations	**(799)**	(1,326)	5,521	17,842	(1,647)
Income (loss) from discontinued operations, net of taxes	**–**	–	(506)	52	341
Net income (loss)	**(799)**	(1,326)	5,015	17,894	(1,306)
Deduct required dividends on convertible preferred stock(3)	**–**	–	–	3,099	1,804
Income (loss) available to common stockholders	**$ (799)**	$ (1,326)	$ 5,015	$ 14,795	$ (3,110)
Income (loss) per share – basic:					
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18	$ 0.70	$ (0.54)
Discontinued operations, net of taxes	**–**	–	(0.01)	–	0.05
Basic net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.17	$ 0.70	$ (0.49)
Income (loss) per share – diluted:					
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18	$ 0.62	$ (0.54)
Discontinued operations, net of taxes	**–**	–	(0.02)	–	0.05
Diluted net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.16	$ 0.62	$ (0.49)
Weighted average common shares outstanding:					
Basic	**30,233**	30,228	30,190	21,177	6,338
Diluted	**30,233**	30,228	30,807	28,637	6,338
Other Operating Data:					
Number of per diem branches at year end	**120**	126	146	181	136

	As of Fiscal Years Ended				
	2005	2004	2003	2002	2001
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	**$ 42**	$ 345	$ 825	$ 4,595	$ 11,253
Total assets	**204,916**	210,903	228,870	248,083	162,019
Total liabilities and redeemable preferred stock	**55,668**	60,877	77,583	102,415	319,741
Total common stockholders' equity (deficit)	**149,248**	150,026	151,287	145,668	(157,722)

(1) Pursuant to provisions of SFAS No. 142, in 2002 we ceased amortizing goodwill and certain intangible assets with an indefinite useful life period.

(2) Pursuant to the provisions of SFAS No. 145, which we adopted December 29, 2002, we were required to reclassify our extraordinary loss on early extinguishment of debt of $2.7 million, net of tax benefit of $1.7 million, related to the October 2001 recapitalization transaction into income from continuing operations.

(3) Reflects 8% dividends accrued on the Series I Convertible Preferred Stock issued in connection with the recapitalization. This preferred stock was converted into common stock upon completion of our initial public offering.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's discussion and analysis of financial condition and results of operations is provided as a supplement to our consolidated financial statements and accompanying notes to help provide an understanding of our financial condition, changes in financial condition and results of operations. The discussion and analysis is organized as follows:

- *Overview.* This section provides a general description of our business, trends in our industry, as well as significant transactions that have occurred that we believe are important in understanding our financial condition and results of operations.

- *Recent accounting pronouncements.* This section provides an analysis of relevant recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) and the effect of those pronouncements.

- *Results of operations.* This section provides an analysis of our results of operations for all three years presented in the accompanying consolidated statements of operations.

- *Liquidity and capital resources.* This section provides an analysis of our cash flows, capital resources, off-balance sheet arrangements and our outstanding debt and commitments as of December 25, 2005.

- *Critical accounting policies.* This section discusses those accounting policies that are both considered important to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including the critical accounting policies, are summarized in Note 1 to the accompanying consolidated financial statements.

- *Caution concerning forward-looking statements.* This section discusses how certain forward-looking statements made by us throughout this discussion and analysis are based on management's present expectations about future events and are inherently susceptible to uncertainty and changes in circumstance.

Overview

Business Description

We are a leading temporary healthcare staffing company and the largest provider of per diem nurse staffing services in the United States as measured by revenues. More than two-thirds of our clients are acute care hospitals, clinics and surgical and ambulatory care centers. We serve both for-profit and not-for-profit organizations that range in scope from one facility to national chains with over 100 facilities. Our clients pay us directly. We do not receive a material portion of our revenues from Medicare or Medicaid reimbursements or similar state reimbursement programs.

Our per diem nurse staffing division currently operates in an integrated network of branches that are organized into several geographic regions. These branches serve as our direct contact with our healthcare professionals and clients. The cost structure of a typical branch is substantially fixed, consisting of limited personnel, office space rent, information systems infrastructure and office supplies. We have been able to develop a highly efficient branch management model that is easily scalable. During 2004, we expanded our services to provide temporary general staffing. Our per diem general staffing assignments place individuals in a variety of areas including clerical, janitorial and food services. We believe that general staffing compliments our temporary healthcare staffing and makes us a full service provider to our existing clients.

Industry Trends

Service revenues and gross profit margins have been under pressure as demand for temporary nurses has been going through a period of contraction. However, the rate of contraction has slowed during the past year. Due to the current difficult economic times, the unemployment rate, while slightly improved over the past year, remains relatively high. We believe this has resulted in nurses in many households becoming a primary wage earner, which is causing such nurses to seek more traditional full-time employment. Additionally, hospitals are experiencing lower than projected admissions levels and are placing greater reliance on existing full-time staff, resulting in increased overtime and nurse-patient loads.

We cannot predict when conditions will reverse, but we are confident in the long-term growth of the industry. In a January 13, 2000 report, the U.S. Census Bureau, Population Projections Bureau, projected that the number of Americans over 65 years of age is expected to grow from 34.5 million in 2000 to 53.7 million in 2020. In a July 2002 report, the U.S. Department of Health and Human Services stated that the national supply of full-time equivalent registered nurses was approximately 1.9 million while demand was approximately 2.0 million. This gap between supply and demand for nurses is expected to grow from 0.1 million in 2000 to 0.8 million by 2020. Additionally, there is a growing trend to restrict mandatory healthcare worker overtime requirements by employers and to establish nurse-patient ratios. Several states have enacted legislation prohibiting mandatory overtime and other states have similar legislation pending. In conjunction with the aforementioned factors, as the economy rebounds, the prospects for the healthcare staffing industry should improve as hospitals experience higher census levels and increasing shortages of healthcare workers.

Acquisitions

In 2005, we purchased substantially all of the assets of two healthcare staffing companies for an aggregate purchase price of $1.9 million. In 2004, we made no acquisitions. In 2003, we purchased substantially all of the assets of one healthcare staffing company for an aggregate purchase price of $10.8 million. All such acquisitions were accounted for as purchases and, accordingly, the results of these acquired businesses are included in our consolidated financial statements from the acquisition dates or the dates when we assumed substantial control.

Discontinued Operations

We discontinued our physician staffing services in the second quarter of 2003. Pursuant to the provisions of the FASB Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), results of operations are to be classified as discontinued when the disposal of the "component of an entity" has occurred or it has met the "held for sale" criteria. As such, the total is shown separately in the line item, income (loss) from discontinued operations, net of taxes, in our consolidated statement of operations. For the year ended December 28, 2003, we had a loss from discontinued operations, net of taxes, of approximately $0.5 million.

Restructuring Charge

Subsequent to fiscal year end, we initiated a plan to restructure our per diem nurse staffing division, due to the continued challenging market conditions. This initiative includes certain per diem branch closures along with corresponding elimination of certain branch positions. Additionally, certain operations and corporate staff will be eliminated. As a result of these initiatives, we expect to incur a charge of approximately $6.0 million in the first quarter of 2006. The charge will be comprised of approximately $3.0 million primarily related to severance costs and lease termination fees and approximately $3.0 million in non-cash goodwill impairment related to the branch closures. We do not expect to realize the full benefits of this initiative until the third quarter of 2006.

On June 16, 2003, we completed our plan to restructure our operations by closing 29 branches. The restructuring was necessary to adjust the infrastructure we had put in place to support multiple growth initiatives and was in response to the current contraction in demand for our services. As a result, in the second quarter of 2003, we recorded a pre-tax charge, of approximately $0.8 million, relating to employee severance costs, branch closing costs and lease termination costs. The restructuring charge is included in selling, general and administrative expenses in our consolidated statement of operations for the year ended December 28, 2003. No amounts have been or are expected to be incurred or paid in subsequent quarters relating to this restructuring.

Loss on Early Extinguishment of Debt

In December 2003, we entered into a new credit facility. The $82.0 million facility was comprised of a three-year $65.0 million revolving credit facility and a two-year $17.0 million term loan. Approximately $60.0 million of proceeds from the credit facility were used to refinance all of our existing debt and to pay financing related fees. The remaining borrowing availability was to be used for working capital and general business purposes. As a result of the prepayment of the facility, we recorded a charge of approximately $3.6 million to write off debt issuance costs associated with the extinguished facility. The charge appears in the line item loss on early extinguishment of debt on the consolidated statement of operations for the year ended December 28, 2003.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), *Share-Based Payment*, (SFAS No. 123(R)) which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). Statement 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB No. 25). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Additionally, SFAS No. 123(R) amends the presentation of the statement of cash flows and requires additional annual disclosures. SFAS No. 123(R) is effective for public companies beginning with the first interim period that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission adopted a new rule that postponed the effective date for SFAS No. 123(R) to the fiscal year beginning after June 15, 2005. We adopted SFAS No. 123(R) on December 26, 2005, using the modified prospective method. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of APB No. 25, and, as such, generally recognize no compensation cost for employee stock options, as options granted under our plans have an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

On December 1, 2005, our Compensation Committee accelerated the vesting of all of our unvested stock options awarded to employees under our 2001 Stock Incentive Plan (with the exception of three of our officers, who only had their options that were scheduled to vest in 2006 accelerated). As a result of the acceleration, options to acquire approximately 374,000 shares of our common stock (representing approximately 18% of the total outstanding options), which otherwise would have vested periodically over the next 48 months, became immediately exercisable. Approximately 50% of the accelerated options would have vested in 2006. If we had already adopted the fair value method, the acceleration of the options would have increased compensation expense by approximately $1.0 million in 2005 and would have decreased compensation expense by approximately $0.5 million in 2006, $0.3 million in 2007 and $0.1 million in 2008.

Our Compensation Committee's decision to accelerate the vesting of these options was in response to the issuance of SFAS No. 123(R). By accelerating the vesting of these options, we have minimized the potential compensation expense that will be required to be recognized in future periods under SFAS No. 123(R). However, the impact of adoption of SFAS No. 123(R), which is not expected to be material, cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had we adopted SFAS No. 123(R) in prior periods, its impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Stock-Based Compensation (Note 1 to the consolidated financial statements).

Changes in Accounting Principles

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* which replaces APB No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period specific effects or cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities at the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment is to be made to the opening balance of retained earnings for that period. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, it requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement defines "retrospective application" as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. It also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for fiscal years beginning after December 15, 2005. The impact of adoption of this statement is not expected to be significant.

Results of Operations

The following table sets forth, for the periods indicated, certain selected financial data:

	Fiscal Year Ended		
	2005	2004	2003
Service revenues	**100.0%**	100.0%	100.0%
Cost of services rendered	**78.1**	78.4	77.6
Gross profit	**21.9**	21.6	22.4
Selling, general and administrative expenses	**20.1**	19.7	17.7
Depreciation and amortization expenses	**1.3**	1.5	1.3
Income from operations	**0.3**	0.4	3.4
Loss on early extinguishment of debt	**–**	–	0.7
Interest expense, net	**0.7**	0.9	0.9
Income (loss) from continuing operations before provision for (benefit from) income taxes	**(0.4)**	(0.5)	1.8
Provision for (benefit from) income taxes	**(0.2)**	(0.2)	0.7
Income (loss) from continuing operations	**(0.2)**	(0.3)	1.1
Loss from discontinued operations, net of taxes	**–**	–	(0.1)
Net income (loss)	**(0.2)**	(0.3)	1.0

Comparison of Year Ended December 25, 2005 to Year Ended December 26, 2004

Service Revenues. Service revenues decreased $14.6 million, or 3.5%, to $402.5 million for the year ended December 25, 2005, as compared to $417.1 million for the prior year. The decrease was due to a lower number of hours worked by professionals caused by the current weak demand for temporary healthcare staffing, partially offset by revenues from an acquisition in the second quarter of 2005. Average hourly billing rates remained relatively consistent with those in the prior year.

Per diem nurse staffing revenues decreased $19.0 million, or 6.1%, to $292.2 million for the year ended December 25, 2005 as compared to $311.2 million for the prior year. The decrease was primarily due to a decrease in the number of hours worked by professionals.

Revenues from other than per diem nurse staffing, collectively, increased $4.4 million, or 4.2%, to $110.3 million for the year ended December 25, 2005 as compared to $105.9 million for the prior year. The increase primarily reflects a higher number of hours worked by non-nursing professionals, including allied health professionals, coupled with a full-year of general staffing business.

Cost of Services Rendered. Cost of services rendered decreased $12.7 million, or 3.9%, to $314.3 million for the year ended December 25, 2005 as compared to $327.1 million for the prior year. The decrease was due to a lower number of hours worked by professionals, partially offset by higher compensation and benefits associated with our healthcare professionals.

Gross Profit. Gross profit decreased $1.8 million, or 2.0%, to $88.2 million for the year ended December 25, 2005 as compared to $90.0 million for the prior year. The decrease was primarily due to the reduction in service revenues. Gross margin for the year ended December 25, 2005 was 21.9% as compared with 21.6% for the prior year. The increase was primarily due to favorable claims experience under our self insurance programs for workers compensation.

Selling, General and Administrative. Selling, general and administrative expenses decreased to $81.1 million, or 20.1% of revenues for the year ended December 25, 2005, as compared to $82.1 million, or 19.7% of revenues for the prior year. The decrease was primarily due to a reduction in bad debt expense due to favorable collection history and other cost reduction measures.

Other. Other represents legal and professional fees and other expenses associated with due diligence performed related to a potential acquisition that was ultimately not completed.

Depreciation and Amortization. Depreciation and amortization decreased to $5.3 million for the year ended December 25, 2005, as compared to $6.3 million for the prior year. The decrease was due to more assets becoming fully depreciated during 2005.

Interest Expense, Net. Interest expense, net, decreased to $2.8 million for the year ended December 25, 2005 as compared to $3.5 million for the prior year. The decrease was primarily due to lower average outstanding borrowings.

Provision for (Benefit from) Income Taxes. Our effective income tax benefit rate for the year ended December 25, 2005 was 45.2% as compared to an effective income tax benefit rate of 31.7% in the prior year. The increase in the effective tax benefit rate was primarily due to state income tax planning initiatives having a larger impact in 2005 than in 2004.

Net Income (Loss). As a result of the above, we incurred a net loss of $0.8 million for the year ended December 25, 2005 as compared to a net loss of $1.3 million for the prior year.

Comparison of Year Ended December 26, 2004 to Year Ended December 28, 2003

Service Revenues. Service revenues decreased $95.9 million, or 18.7%, to $417.1 million for the year ended December 26, 2004 as compared to $513.0 million for the prior year. The decrease was due to a lower number of hours worked by professionals caused by the current weak demand for temporary healthcare staffing, partially offset by revenues from the acquisition we made in the first quarter of 2003. Average hourly billing rates remained relatively consistent with those in the prior year.

Per diem nurse staffing revenues decreased $59.0 million, or 15.9%, to $311.2 million for the year ended December 26, 2004 as compared to $370.2 million for the prior year. The decrease was primarily due to a decrease in the number of hours worked by professionals.

Revenues from other than per diem nurse staffing collectively decreased $36.9 million, or 25.8%, to $105.9 million for the year ended December 26, 2004 as compared to $142.8 million for the prior year. The decrease was the result of a lower number of hours worked by professionals.

Cost of Services Rendered. Cost of services rendered decreased $71.1 million, or 17.9%, to $327.1 million for the year ended December 26, 2004 as compared to $398.2 million for the prior year. The decrease was due to a lower number of hours worked by professionals, partially offset by higher compensation and benefits associated with our healthcare professionals.

Gross Profit. Gross profit decreased $24.8 million, or 21.6%, to $90.0 million for the year ended December 26, 2004 as compared to $114.8 million for the prior year. The decrease was primarily due to the reduction in service revenues coupled with a decrease in gross margin. Gross margin for the year ended December 26, 2004 was 21.6% as compared with 22.4% for the prior year period. The decrease was primarily due to higher benefits and insurance costs associated with our healthcare professionals and other direct costs.

Selling, General and Administrative. Selling, general and administrative expenses decreased to $82.1 million, or 19.7% of revenues for the year ended December 26, 2004, as compared to $90.5 million, or 17.6% of revenues for the prior year. The decrease was primarily due to the elimination of expenses associated with locations closed and other cost reduction programs implemented as part of a restructuring initiative that was implemented in the second quarter of 2003. Additionally, the second quarter of 2003 included an $0.8 million restructuring charge associated with the restructuring initiative.

Depreciation and Amortization. Depreciation and amortization decreased to $6.3 million for the year ended December 26, 2004, as compared to $6.8 million for the prior year.

Loss on Early Extinguishment of Debt. There was no loss from the early extinguishment of debt in 2004. There was a loss on early extinguishment of debt of $3.6 million in 2003 due to the December 2003 refinancing.

Interest Expense, Net. Interest expense, net, decreased to $3.5 million for the year ended December 26, 2004 as compared to $4.7 million for the prior year. The decrease was primarily due to lower average outstanding borrowings.

Provision for (Benefit from) Income Taxes. Our effective income tax benefit rate for the year ended December 26, 2004 was 31.7% as compared to an effective income tax provision rate of 40.2% in the prior year. The decrease in the effective tax benefit rate was due to nondeductible items having a greater percentage impact on the rate than on the actual tax dollar amount.

Loss from Discontinued Operations, Net of Taxes. There was no loss from discontinued operations for the year ended December 26, 2004 as compared to a loss from discontinued operations, net of taxes, of $0.5 million for the prior year. In the second quarter of 2003, we discontinued our physician staffing services.

Net Income (Loss). As a result of the above, we incurred a net loss of $1.3 million for the year ended December 26, 2004 as compared to net income of $5.0 million for the prior year.

Seasonality

Due to the regional and seasonal fluctuations in the hospital patient census of our hospital and healthcare facility clients and due to the seasonal preferences for destinations by our temporary healthcare professionals, the number of healthcare professionals on assignment, revenue and earnings are subject to moderate seasonal fluctuations. Many of our hospital and healthcare facility clients are located in areas, particularly Florida, that experience seasonal fluctuations in population, during the winter and summer months. These facilities adjust their staffing levels to accommodate the change in this seasonal demand and many of these facilities utilize temporary healthcare professionals to satisfy these seasonal staffing needs.

Historically, the number of temporary healthcare professionals on assignment has increased from December through March followed by declines or minimal growth from April through November. This trend may or may not continue in the future. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

Discussion on Liquidity and Capital Resources

Our historical capital resource requirements have been the funding of working capital, debt service, capital expenditures and acquisitions. We have historically funded these requirements from a combination of cash flow from operations, equity issuances and borrowings under our credit facilities.

Cash flow from operations was $12.9 million for the year ended December 25, 2005 as compared to $26.7 million for the year ended December 26, 2004. During the year ended December 25, 2005, we used cash generated from operations to repay $8.2 million of borrowings under our senior credit facility and capital lease obligations.

As of December 25, 2005, we had net working capital of $41.9 million as compared to $49.9 million as of December 26, 2004. The decrease was primarily due to a reduction in accounts receivable and prepaid expenses.

Available borrowings under our senior credit facility is an important component of our liquidity. On December 22, 2003, we entered into a new senior credit facility (the Senior Credit Facility) which replaced the previous facility. The Senior Credit Facility provided a $65.0 million revolving credit facility (the Revolver) which expires in December 2006 and a $17.0 million term loan (the Term Loan) which was due in December 2005.

On June 25, 2004, we amended the Senior Credit Facility to reduce the Revolver capacity from $65.0 million to $60.0 million. The amendment also favorably modified certain financial covenants while increasing the applicable margin on the Revolver by 0.5% and on the Term Loan by 1.0%. In conjunction with the amendment, on July 1, 2004, we repaid $5.0 million of borrowings under the Term Loan. The $5.0 million can not be re-borrowed under the terms of the Term Loan. The impact of repaying the higher average interest rate borrowings under the Term Loan, offset partially by the marginally higher interest rates, will reduce the overall cost of capital under the Senior Credit Facility going forward.

On February 24, 2005, we amended the terms of the Senior Credit Facility whereby the Term Loan was reduced to $6.0 million, the applicable margin for the Term Loan was reduced, the maturity of the Term Loan was extended to December 2006 and certain financial covenants were favorably amended. The $6.0 million Term Loan repayment was funded with borrowings under the Revolver.

On September 24, 2005 and December 25, 2005, we amended the terms of the Senior Credit Facility whereby certain financial covenants were favorably amended and the expiration date was extended to January 2, 2007.

The amount that can be borrowed at any given time under the Revolver is based on a formula that takes into account, among other things, eligible accounts receivable and an availability reserve, which can result in borrowing availability of less than the full capacity of the Revolver. The Revolver bears interest at either prime rate or LIBOR plus an applicable margin (6.6% at December 25, 2005) with interest payable monthly or as interest rate contracts expire. The Term Loan bears interest at LIBOR plus an applicable margin (8.5% at December 25, 2005) with interest payable as interest rate contacts expire. Unused capacity under the Revolver bears interest at 0.5% and is payable monthly. The Senior Credit Facility is secured by substantially all of our assets and contains certain covenants that, among other things, limit the payment of dividends, restrict additional indebtedness and obligations, and require maintenance of certain financial ratios. As of December 25, 2005, we were in compliance with all covenants.

As the borrower under the Senior Credit Facility, our subsidiary, Medical Staffing Network, Inc., may only pay dividends or make other distributions to us in the amount of $500,000 in any fiscal year to pay our operating expenses. This limitation on our subsidiary's ability to distribute cash to us will limit our ability to obtain and service any additional debt at the holding company level. In addition, our subsidiary is subject to restrictions under the Senior Credit Facility against incurring additional indebtedness.

For the year ended December 25, 2005, the weighted average interest rate for the loans under the Senior Credit Facility was 6.7%. As of December 25, 2005, the blended rate for loans outstanding under the Senior Credit Facility was 7.1%.

As of December 25, 2005, $6.0 million was outstanding on the Term Loan and $18.0 million was outstanding under the Revolver. As of December 25, 2005, an additional $20.4 million was immediately available for borrowing under the Revolver.

Capital expenditures were $3.2 million for the year ended December 25, 2005 and were $2.9 million for the prior year. The expenditures primarily relate to the upgrade or replacement of various computer systems including hardware, and purchased and internally developed software. We expect a similar rate and type of capital expenditures on a going forward basis.

Because we rely on cash flow from operations as a source of liquidity, we are subject to the risk that a decrease in the demand for our staffing services could have an adverse impact on our liquidity. Decreased demand for our staffing services could result from an inability to attract qualified healthcare professionals, fluctuations in patient occupancy at our hospital and healthcare facility clients and changes in state and federal regulations relating to our business.

We believe that our current cash balances, together with borrowing capacity under the Senior Credit Facility and other available sources of liquidity, will be sufficient for us to meet our current and future financial obligations, as well as to provide us with funds for working capital, anticipated capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case. In the longer term, we may require additional equity and debt financing to meet our working capital needs, or to fund our acquisition activities, if any. There can be no assurance that additional financing will be available when required or, if available, will be available on satisfactory terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Contractual Obligations

The following table reflects our significant contractual obligations and other commitments as of December 25, 2005 (in thousands):

	Payments due by period				
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt obligations	$ 23,991	$ –	$ 23,991	$ –	$ –
Operating leases	17,182	4,518	5,170	3,128	4,366
Capital lease obligations	1,019	317	413	289	–
Total	$ 42,192	$ 4,835	$ 29,574	$ 3,417	$ 4,366

Critical Accounting Policies

In response to the Securities and Exchange Commission (SEC) Release Number 33-8040 "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" and SEC Release Number 33-8056, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations," we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we will evaluate our estimates, including those related to asset impairment, accruals for self-insurance and compensation and related benefits, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions. For a summary of all our significant accounting policies, including the critical accounting policies discussed below, see Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. The adequacy of this allowance is determined by continually evaluating customer receivables, considering the customers' financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

- We have recorded goodwill and other intangibles resulting from our acquisitions through December 25, 2005. Through December 30, 2001, goodwill and other intangibles were amortized on a straight-line basis over their lives of 6 to 20 years. Pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, which we adopted in 2002, goodwill and intangible assets deemed to have an indefinite life are no longer amortized. During the year ended December 25, 2005, we reevaluated our reporting units and determined that each branch location represented a reporting unit, as opposed to viewing the entire company as one reporting unit previously. We performed an analysis whereby the historical goodwill was allocated or "pushed down" to each reporting unit. In accordance with SFAS No. 142, we performed our annual review for impairment during the fourth quarter of fiscal 2005 by performing a fair value analysis of each reporting unit. The fair value analysis was completed with the assistance of outside valuation professionals. Based on that analysis, no impairment was noted at any individual reporting unit. Accordingly, there was no financial impact in 2005 relating to the change in the reporting units for goodwill impairment testing.

  We will continue to perform a reporting unit level fair value analysis impairment test during the fourth quarter of each year. Should impairment indicators be present, including branches not achieving their expected operating results, additional analysis will be performed to determine the extent of any impairment and the associated charge will be recorded to the statement of operations. Should we decide to exit a market and close one or more of our reporting units, the associated goodwill will be written off with a charge to the statement of operations. Although it does not affect our cash flow, an impairment charge to earnings has the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to record an impairment charge in the future, it could have an adverse impact on results of operations.

  Subsequent to year end, we decided to close certain per diem nurse branches. As a result, during the first quarter of 2006, we will take a charge of approximately $3.0 million to write down the associated impaired goodwill.

- We maintain an accrual for our health, workers compensation and professional liability that are either self-insured or partially self-insured and are classified in accounts payable and accrued expenses. The adequacy of these accruals is determined by periodically evaluating our historical experience and trends related to health, workers compensation, and professional liability claims and payments, based on company-specific actuarial computations and industry experience and trends. If such information indicates that the accruals are overstated or understated, we will adjust the assumptions utilized in the methodologies and reduce or provide for additional accruals as appropriate.

- We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability and employee-related matters. Hospital and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with hospital and healthcare facility clients relating to these matters. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on our financial condition or results of operations, if we become aware of such claims against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

Caution Concerning Forward-Looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This document contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, operating income and cash flow. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following:

- Our ability to attract and retain qualified nurses and other healthcare personnel;
- The overall level of demand for services provided by temporary nurses;
- Our ability to enter into contracts with hospital and healthcare facility clients on terms attractive to us;
- The willingness of hospital and healthcare facility clients to utilize temporary healthcare staffing services;
- The general level of patient occupancy at hospital and healthcare facility clients;
- The functioning of our information systems;
- The effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business;
- Our clients' ability to pay for services;
- Our ability to successfully implement our acquisition and integration strategies;
- The effect of liabilities and other claims asserted against us;
- The effect of competition in the markets we serve; and
- Our ability to carry out our business strategy.

Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed herein might not occur.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk arises principally from the variable rates associated with our credit facility. On December 25, 2005, we had borrowings of $24.0 million under our credit facility that were subject to variable rates, with a blended rate of 7.1%. As of December 25, 2005, an adverse change of 1.0% in the interest rate of all such borrowings outstanding would have caused us to incur an increase in interest expense of approximately $0.2 million on an annual basis.

Foreign Currency Risk

We have no foreign currency risk as we have no revenue outside the United States and all of our revenues are in U.S. dollars.

Inflation

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that we will not be adversely affected by inflation in the future.

Item 8. Financial Statements and Supplementary Data

The information required to be presented by this item is presented commencing on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have had no disagreements with our independent registered public accounting firm on any matter of accounting principles or practices or financial statement disclosure.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting, which appears on page F-2 of this Annual Report on Form 10-K, is incorporated by reference herein.

Changes in Internal Controls

The term "internal control over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated our internal control over financial reporting and concluded that no changes in internal control over financial reporting occurred during the quarter ended December 25, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III.

Item 10. Directors and Executive Officers of the Registrant

Information regarding our directors and executive officers is included in our Proxy Statement for the 2006 Annual Meeting of Stockholders under the captions "Board Nominees Proposal–Directors and Executive Officers", "—Nominees for Class II Directors—Term Expiring 2009", "—Class I Directors–Term Expiring 2008", "—Class III Directors–Term Expiring 2007", "—Non-Director Executive Officers", "—Board of Directors and Committees", "—Compliance with Section 16(a) of the Exchange Act" and "—Code of Business Conduct and Ethics" and is incorporated herein by reference.

Item 11. Executive Compensation

Information regarding executive compensation is included in our Proxy Statement for the 2006 Annual Meeting of Stockholders under the captions "Board Nominees Proposal—Board of Directors and Committees", "Director Compensation," "—Executive Compensation", "—Employment Agreements", and "—Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is included in our Proxy Statement for the 2006 Annual Meeting of Stockholders under the caption "Board Nominees Proposal–Principal Stockholders" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions is included in our Proxy Statement for the 2006 Annual Meeting of Stockholders under the caption "Board Nominees Proposal—Certain Transactions" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is included in our Proxy Statement for the 2006 Annual Meeting of Stockholders under the caption "Independent Public Accountants" and is incorporated herein by reference.

PART IV.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

   The information required to be presented by this item is presented commencing on page F-1 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

   The information required to be presented by this item is presented commencing on page S-1 of this Annual Report on Form 10-K.

3. Exhibits:

   See the Exhibit Index on page 33 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Staffing Network Holdings, Inc.

By:

/s/ Robert J. Adamson
Robert J. Adamson
Chairman of the Board, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert J. Adamson Robert J. Adamson	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2006
/s/ N. Larry McPherson N. Larry McPherson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 3, 2006
/s/ Joel Ackerman Joel Ackerman	Director	March 3, 2006
/s/ Anne Boykin Anne Boykin	Director	March 3, 2006
/s/ C. Daryl Hollis C. Daryl Hollis	Director	March 3, 2006
/s/ Philip Incarnati Philip Incarnati	Director	March 3, 2006
/s/ Edward J. Robinson Edward J. Robinson	Director	March 3, 2006
/s/ David J. Wenstrup David J. Wenstrup	Director	March 3, 2006
/s/ David Wester David Wester	Director	March 3, 2006

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated August 20, 2001, among Warburg Pincus Private Equity VIII, L.P., MSN Acquisition Corp., Medical Staffing Network Holdings, Inc. and certain stockholders (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
2.2	First Amendment to Agreement and Plan of Merger, dated October 26, 2001, among Warburg Pincus Private Equity VIII, L.P. and Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 2.2 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
2.3	Asset Purchase Agreement, dated October 31, 2002, among Clinical Resource Services, Inc., Health Search International, Inc., Cheryl Rhodes, Stacey Birnbach and Medical Staffing Network, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, dated November 22, 2002 (File No. 001-31299)).
2.4	Escrow Agreement, dated as of October 31, 2002, among Medical Staffing Network, Inc., Clinical Resource Services, Inc. and Silver, Friedman & Taft, LLP (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K, dated November 22, 2002 (File No. 001-31299)).
3.1	Amended and Restated Certificate of Incorporation of Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).
3.2	Amended and Restated Bylaws of Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).
4.1	Registration Rights Agreement, dated October 26, 2001, among the investors listed on Schedule I to such Agreement and Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
4.2	Form of Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1, dated April 1, 2002 (Registration Number 333-82438)).
10.1	Stockholders Agreement, dated as of October 26, 2001, by and among Medical Staffing Network Holdings, Inc. and the investors named therein (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.2+	Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Robert Adamson, dated August 20, 2001 (Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.3+	First Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Robert Adamson, dated October 26, 2001 (Incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.4+	Second Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Robert Adamson, dated October 26, 2001 (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).

Exhibit No.	Description
10.5+	Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Kevin Little, dated August 20, 2001 (Incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.6+	First Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Kevin Little, dated October 26, 2001 (Incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.7+	Second Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Kevin Little, dated October 26, 2001 (Incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.8+	Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Patricia Donohoe, dated August 20, 2001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.9+	First Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Patricia Donohoe, dated October 26, 2001 (Incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.10+	Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Linda Duval, dated August 20, 2001 (Incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.11+	First Amendment to the Medical Staffing Network, Inc. Amended and Restated Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Linda Duval, dated October 26, 2001 (Incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.12+	Termination Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Linda Duval, dated January 4, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form 10-K, dated March 5, 2004 (Registration Number 001-31299)).
10.13+	Employment Agreement among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Jeffrey Jacobsen, dated November 1, 1999 (Incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.14+	Employment Agreement, among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Gregory K. Guckes, dated June 9, 2003 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form 10-Q, dated May 6, 2004 (Registration Number 001-31299)).
10.15+	Separation Agreement, among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Gregory K. Guckes, dated June 7, 2004 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form 10-Q, dated August 5, 2004 (Registration Number 001-31299)).
10.16+	Employment Agreement, among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and N. Larry McPherson, dated August 2, 2004 (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form 10-Q, dated November 4, 2004 (Registration Number 001-31299)).

Exhibit No.	Description
10.17+	Employment Agreement, among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Gary Peck, dated March 10, 2005 (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 2004 (File No. 001-31299)).
10.18+	General Waiver and Release of Claims, among Medical Staffing Network, Inc., Medical Staffing Network Holdings, Inc. and Gary Peck, dated January 17, 2006 (filed herewith).
10.19+	Amended and Restated Stock Option Plan of Medical Staffing Network Holdings, Inc., dated February 27, 2001 (Incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.20+	Amendment No. 1 to the Amended and Restated Stock Option Plan of Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.21+	2001 Stock Incentive Plan of Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.22+	Form of Amended and Restated Executive Incentive Stock Ownership Plan of Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.23	Credit Agreement, dated as of October 26, 2001, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, LaSalle Bank, National Association, as syndication agent, Bank of America, N.A., as administrative agent, and General Electric Capital Corporation, Barclays Bank, PLC, and Antares Capital Corporation, as co-documentation agents (Incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.24	Amendment to Credit Agreement, dated as of April 3, 2002, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, the Subsidiaries of the Borrower identified as "Guarantors" on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).
10.25	Second Amendment to Credit Agreement, dated as of July 5, 2002, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, the Subsidiaries of the Borrower identified as "Guarantors" on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).
10.26	Third Amendment to Credit Agreement, dated as of October 3, 2002, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, the Subsidiaries of the Borrower identified as "Guarantors" on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).
10.27	Fourth Amendment to Credit Agreement, dated as of December 23, 2002, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, the Subsidiaries of the Borrower identified as "Guarantors" on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (File No. 001-31299)).

	Description
10.28	Fifth Amendment to Credit Agreement, dated as of March 21, 2003, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC, the Subsidiaries of the Borrower identified as "Guarantors" on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (File No. 001-31299)).
10.29	Security Agreement, dated as of October 26, 2001, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC and Bank of America, N.A., as collateral agent (Incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.30	Credit Agreement, dated December 22, 2003, among Medical Staffing Network, Inc., the other Credit Parties identified on the signature pages thereto, the Lenders identified on the signature pages thereto, General Electric Capital Corporation, as Administrative Agent, and LaSalle Bank, National Association, as syndication agent (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 (File No. 001-31299)).
10.31	First Amendment to Credit Agreement, dated June 25, 2004, among Medical Staffing Network, Inc., the other Credit Parties identified on the signature pages thereto, General Electric Capital Corporation, LaSalle Bank National Association and Special Situations Investing Group, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2004 (File No. 001-31299)).
10.32	Second Amendment to Credit Agreement, dated February 24, 2005, among Medical Staffing Network, Inc., the other Credit Parties identified on the signature pages thereto, General Electric Capital Corporation, LaSalle Bank National Association and Special Situations Investing Group, Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, dated February 28, 2005 (File No. 001-31299)).
10.33	Credit Party Pledge Agreement, dated as of October 26, 2001, among Medical Staffing Network, Inc., Medical Staffing Holdings, LLC and Bank of America, N.A., as collateral agent (Incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.34	Holdings Pledge Agreement, dated as of October 26, 2001, among Medical Staffing Network Holdings, Inc. and Bank of America, N.A., as collateral agent (Incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.35	Lease Agreement, dated November 22, 1999, between Fairfax Boca '92 LP and Medical Staffing Network, Inc. (Incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.36	Lease Amendment No. 1, dated July 31, 2001, between Fairfax Boca '92 LP and Medical Staffing Network, Inc. (Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1, dated February 8, 2002 (Registration Number 333-82438)).
10.37	Lease Agreement, dated January 24, 2005, between Cantera H-6 LLC and Medical Staffing Network, Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, dated January 24, 2005 (File No. 001-31299)).
10.38	License and Master Agreement, dated February 8, 2002, between Premier Computer Systems, Inc. and Medical Staffing Network Holdings, Inc. (Incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on Form S-1, dated March 15, 2002 (Registration Number 333-82438)).

Exhibit No.	Description
10.39	Blanket Purchase Agreement, dated as of September 6, 2005, between Medical Staffing Network Holdings, Inc. and the United States Department of Health and Human Services (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2005 (File No. 001-31299)).
21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 (File No. 001-31299)).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Robert J. Adamson, Chief Executive Officer of Medical Staffing Network Holdings, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of N. Larry McPherson, Chief Financial Officer of Medical Staffing Network Holdings, Inc., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Robert J. Adamson, Chief Executive Officer of Medical Staffing Network Holdings, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of N. Larry McPherson, Chief Financial Officer of Medical Staffing Network Holdings, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

+ Management contract or compensatory plan.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 25, 2005. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 25, 2005 based upon criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 25, 2005 based on the criteria in *Internal Control-Integrated Framework* issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 25, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dated: February 24, 2006

/s/ Robert J. Adamson
Robert J. Adamson
Chairman and
Chief Executive Officer

/s/ N. Larry McPherson
N. Larry McPherson
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Medical Staffing Network Holdings, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Medical Staffing Network Holdings, Inc. maintained effective internal control over financial reporting as of December 25, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Medical Staffing Network Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Medical Staffing Network Holdings, Inc. maintained effective internal control over financial reporting as of December 25, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Medical Staffing Network Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Medical Staffing Network Holdings, Inc. as of December 25, 2005 and December 26, 2004 and for each of the three years in the period ended December 25, 2005 and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Medical Staffing Network Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Medical Staffing Network Holdings, Inc. and Subsidiaries as of December 25, 2005 and December 26, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 25, 2005. These financial statements are the responsibility of Medical Staffing Network Holdings, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Staffing Network Holdings, Inc. and Subsidiaries at December 25, 2005 and December 26, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Medical Staffing Network Holdings, Inc.'s internal control over financial reporting as of December 25, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 24, 2006

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 25, 2005	December 26, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 42**	$ 345
Accounts receivable, net of allowance for doubtful accounts of **$772** and $1,064 at **December 25, 2005** and December 26, 2004, respectively	**55,863**	57,478
Prepaid expenses	**1,966**	6,406
Other current assets	**4,576**	4,758
Total current assets	**62,447**	68,987
Furniture and equipment, net of accumulated depreciation of **$21,698** and $18,650 at **December 25, 2005** and December 26, 2004, respectively	**8,427**	8,481
Goodwill, net of accumulated amortization of **$8,545** at both **December 25, 2005** and December 26, 2004	**130,589**	129,474
Intangible assets, net of accumulated amortization of **$2,394** and $1,663 at **December 25, 2005** and December 26, 2004, respectively	**2,253**	2,438
Other assets	**1,200**	1,523
Total assets	**$ 204,916**	$ 210,903
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 14,099**	$ 12,072
Accrued payroll and related liabilities	**6,157**	6,597
Current portion of capital lease obligations	**317**	385
Total current liabilities	**20,573**	19,054
Long-term debt	**23,991**	31,760
Deferred income taxes	**9,790**	9,808
Capital lease obligations, net of current portion	**702**	33
Other liabilities	**612**	222
Total liabilities	**55,668**	60,877
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 75,000 authorized: **30,237** and 30,231 issued and outstanding at **December 25, 2005** and December 26, 2004, respectively	**302**	302
Additional paid-in capital	**284,432**	284,411
Accumulated deficit	**(135,486)**	(134,687)
Total stockholders' equity	**149,248**	150,026
Total liabilities and stockholders' equity	**$ 204,916**	$ 210,903

The accompanying notes are an integral part of these consolidated financial statements.

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Service revenues	**$ 402,507**	$ 417,058	$ 512,985
Cost of services rendered	**314,341**	327,075	398,224
Gross profit	**88,166**	89,983	114,761
Operating expenses:			
Selling, general and administrative	**81,087**	82,067	90,519
Depreciation and amortization	**5,259**	6,316	6,773
Other	**512**	–	–
Income from operations	**1,308**	1,600	17,469
Loss on early extinguishment of debt	–	–	3,555
Interest expense, net	**2,767**	3,541	4,685
Income (loss) from continuing operations before income taxes	**(1,459)**	(1,941)	9,229
Provision for (benefit from) income taxes	**(660)**	(615)	3,708
Income (loss) from continuing operations	**(799)**	(1,326)	5,521
Loss from discontinued operations, net of taxes	–	–	(506)
Net income (loss)	**$ (799)**	$ (1,326)	$ 5,015
Income (loss) per share – basic:			
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	–	–	(0.01)
Basic net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.17
Income (loss) per share – diluted:			
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	–	–	(0.02)
Diluted net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.16
Weighted average number of common shares outstanding:			
Basic	**30,233**	30,228	30,190
Diluted	**30,233**	30,228	30,807

The accompanying notes are an integral part of these consolidated financial statements.

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Stockholders' Equity					
	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated	
	Shares	Par	Capital	Loss	Deficit)	Total
Balance at December 29, 2002	**30,119**	**$ 301**	**$ 283,848**	**$ (105)**	**$(138,376)**	**$145,668**
Net income	–	–	–	–	5,015	5,015
Unrealized income on derivative, net of taxes	–	–	–	105	–	105
Comprehensive income	–	–	–	–	–	5,120
Exercise of stock options	90	1	498	–	–	499
Balance at December 28, 2003	**30,209**	**302**	**284,346**	**–**	**(133,361)**	**151,287**
Net loss and comprehensive loss	–	–	–	–	(1,326)	(1,326)
Exercise of stock options	22	–	65	–	–	65
Balance at December 26, 2004	**30,231**	**302**	**284,411**	**–**	**(134,687)**	**150,026**
Net loss and comprehensive loss	–	–	–	–	(799)	(799)
Exercise of stock options	6	–	21	–	–	21
Balance at December 25, 2005	**30,237**	**$ 302**	**$ 284,432**	**$ –**	**$(135,486)**	**$149,248**

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Operating activities			
Net income (loss)	**$ (799)**	$ (1,326)	$ 5,015
Loss from discontinued operations, net of taxes	**–**	–	506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss on early extinguishment of debt	**–**	–	3,555
Depreciation and amortization	**5,259**	6,316	6,773
Amortization of debt issuance cost	**656**	694	1,094
Deferred income taxes	**(515)**	2,568	4,618
Provision for doubtful accounts	**486**	1,213	3,226
Other	**17**	55	91
Changes in operating assets and liabilities:			
Accounts receivable	**1,673**	9,911	22,396
Prepaid expenses and other current assets	**4,714**	2,511	(5,440)
Other assets	**(171)**	(132)	(564)
Accounts payable and accrued expenses	**1,856**	5,024	(1,458)
Accrued payroll and related liabilities	**(440)**	(19)	(2,787)
Other liabilities	**198**	(96)	194
Cash provided by continuing operations	**12,934**	26,719	37,219
Cash used in discontinued operations	**–**	–	(500)
Cash provided by operating activities	**12,934**	26,719	36,719
Investing activities			
Cash paid for acquisitions, net of cash acquired	**(1,887)**	(24)	(10,803)
Purchases of furniture and equipment, net	**(1,863)**	(1,179)	(3,516)
Capitalized internally developed software costs	**(1,332)**	(1,753)	(1,113)
Net cash used in investing activities	**(5,082)**	(2,956)	(15,432)
Financing activities			
Net repayments under revolving credit facility	**(1,768)**	(18,218)	(15,575)
Proceeds from borrowings on term loan	**–**	–	12,000
Principal payments on term loan	**(6,000)**	(5,000)	(20,877)
Proceeds from exercise of stock options	**21**	65	499
Principal payments under capital lease obligations	**(408)**	(1,090)	(1,104)
Net cash used in financing activities	**(8,155)**	(24,243)	(25,057)
Net decrease in cash	**$ (303)**	$ (480)	$ (3,770)
Cash and cash equivalents at beginning of year	**345**	825	4,595
Cash and cash equivalents at end of year	**$ 42**	$ 345	$ 825

Continued on next page.

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(in thousands)

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Supplemental disclosure of noncash investing and financing activities:			
Noncash payment of interest	**$ 2,019**	$ 2,703	$ –
Purchases of equipment through capital leases	**$ 1,009**	$ –	$ 185
Vendor supplied equipment	**$ 267**	$ –	$ –
Noncash payment of additional consideration related to an acquisition	**$ –**	$ 4,161	$ –
Noncash receipt of note receivable and interest receivable	**$ –**	$ (4,161)	$ –
Noncash payoff of extinguished credit facility	**$ –**	$ –	$ 56,123
Additional consideration to be paid relating to acquisitions	**$ –**	$ –	$ 113
Supplemental disclosures of cash flow information:			
Interest paid	**$ 23**	$ 23	$ 3,982
Income taxes paid (refunded), net	**$ (3,925)**	$ (4,835)	$ 3,335

The accompanying notes are an integral part of these consolidated financial statements.

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Medical Staffing Network Holdings, Inc. (the Company), a Delaware corporation, is a provider of temporary staffing services in the United States. The Company's per diem healthcare staffing assignments place professionals, predominately nurses, at hospitals and other healthcare facilities to solve temporary staffing needs. The Company also provides staffing of allied health professionals such as specialized radiology and diagnostic imaging specialists and clinical laboratory technicians. During 2004, the Company expanded its services to provide temporary general staffing. The Company's per diem general staffing assignments, which represent less than 2.0% of 2005 revenue, place individuals in a variety of areas including clerical, janitorial and food services. The Company's temporary healthcare staffing client base includes for-profit and non-profit hospitals, teaching hospitals, and regional healthcare providers. The Company provides its services through a network of over 100 branch locations around the United States and considers each branch location to be a reporting unit and therefore an operating segment. The Company has aggregated all branch operating results under one reportable segment as each branch has similar economic characteristics. Each branch provides the same type of service, temporary staffing, and utilizes similar distribution methods, common systems, databases, procedures, processes and similar methods of identifying and serving their customers. Temporary staffing services represent 100% of the Company's consolidated revenue for years ended December 25, 2005, December 26, 2004 and December 28, 2003.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), *Share-Based Payment*, (SFAS No. 123(R)) which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). Statement 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* (APB No. 25). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Additionally, SFAS No. 123(R) amends the presentation of the statement of cash flows and requires additional annual disclosures. SFAS No. 123(R) is effective for public companies beginning with the first interim period that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission adopted a new rule that postponed the effective date for SFAS No. 123(R) to the fiscal year beginning after June 15, 2005. The Company adopted SFAS No. 123(R) on December 26, 2005, using the modified prospective method. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of APB No. 25, and, as such, generally recognizes no compensation cost for employee stock options, as options granted under the Company's plans have an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

On December 1, 2005, the Company's Compensation Committee accelerated the vesting of all of our unvested stock options awarded to employees under the Company's 2001 Stock Incentive Plan (the 2001 Plan) (with the exception of three of the Company's officers, who only had their options that were scheduled to vest in 2006 accelerated). As a result of the acceleration, options to acquire approximately 374,000 shares of the Company's common stock (representing approximately 18% of the total outstanding options), which otherwise would have vested periodically over the next 48 months, became immediately exercisable. Approximately 50% of the accelerated options would have vested in 2006. If the Company had already adopted the fair value method, the acceleration of the options would have increased compensation expense by approximately $1.0 million in 2005 and would have decreased compensation expense approximately $0.5 million in 2006, $0.3 million in 2007 and $0.1 million in 2008.

The Compensation Committee's decision to accelerate the vesting of these options was in response to the issuance of SFAS No. 123(R). By accelerating the vesting of these options, the Company has minimized the potential compensation expense that will be required to be recognized in future periods under SFAS No. 123(R). However, the impact of adoption of SFAS No. 123(R), which is not expected to be material, cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123(R) in prior periods, its impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Stock-Based Compensation.

Changes in Accounting Principles

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* which replaces APB No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period specific effects or cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities at the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment is to be made to the opening balance of retained earnings for that period. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, it requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement defines "retrospective application" as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. It also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for fiscal years beginning after December 15, 2005. The impact of adoption of this statement is not expected to be significant.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, the determination of required accruals for health, workers compensation and professional liability that are partially self funded and the determination of estimates used in the impairment analysis of goodwill and other intangible assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Medical Staffing Holdings, LLC (MSN LLC), Medical Staffing Network, Inc. (MSN Inc.), a wholly-owned subsidiary of MSN LLC, MSN-Illinois Holdings, Inc. (MSN-Ill), a wholly-owned subsidiary of MSN Inc., Medical Staffing Network of Illinois, LLC, a wholly-owned subsidiary of MSN-Ill, and Medical Staffing Network Assets, LLC, a wholly-owned subsidiary of MSN-Ill. All material intercompany transactions and balances have been eliminated in consolidation.

The Company's fiscal year consists of 52/53 weeks ending on the last Sunday in December in each year. Each of the years ended December 25, 2005, December 26, 2004 and December 28, 2003 consisted of 52 weeks.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Deposits in banks may exceed the amount of insurance provided on such deposits. The Company performs reviews of the creditworthiness of its depository banks. The Company has not historically experienced any losses on deposits.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk as defined by SFAS No. 105, *Disclosure of Information About Financial Instruments With Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, consist principally of accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across a number of geographic areas. However, essentially all trade receivables are concentrated in the hospital and healthcare sectors in the United States and, accordingly, the Company is exposed to their respective business and economic variables. Although the Company does not currently foresee a concentrated credit risk associated with these receivables, repayment is dependent upon the financial stability of these industry sectors. The Company does not generally require collateral. The allowance for doubtful accounts represents the Company's estimate for uncollectible receivables based on a review of specific accounts and the Company's historical collection experience. The Company writes off specific accounts based on an ongoing review of collectibility as well as management's past experience with the customers.

Fixed Assets

Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging generally from three to seven years. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter.

Certain leases for office equipment have been capitalized in accordance with the provisions of SFAS No. 13, *Accounting for Leases*, and are amortized over the lives of the related leases.

Certain software development costs for internally developed software have been capitalized in accordance with the provisions of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* These capitalized costs include purchased software for internal use, consulting services and costs for personnel associated with programming, coding and testing such software during the application development stage. Amortization of capitalized software costs begins when the software is placed into service and is included in depreciation expense in the accompanying consolidated statements of operations. Software development costs are being amortized using the straight-line method over their estimated useful life of three years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives ranging from 3 to 7.5 years. Pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), the Company does not amortize goodwill or intangible assets deemed to have an indefinite useful life. Per SFAS No. 142, impairment for goodwill and intangible assets deemed to have an indefinite life exists if the net book value of the goodwill or intangible asset exceeds its fair value. During the year ended December 25, 2005, the Company reevaluated its reporting units and determined that each branch location represented a reporting unit, as opposed to viewing the entire company as one reporting unit previously. The Company performed an analysis whereby the historical goodwill was allocated or "pushed down" to each reporting unit. In accordance with SFAS No. 142, the Company performed its annual review for impairment during the fourth quarter of fiscal 2005 by performing a fair value analysis of each reporting unit. The fair value analysis was completed with the assistance of outside valuation professionals. Based on that analysis, no impairment was noted at any individual reporting unit. Accordingly, there was no financial impact in 2005 relating to the change in the reporting units for goodwill impairment testing.

The Company will continue to perform a reporting unit level fair value analysis impairment test during the fourth quarter of each year. Should impairment indicators be present, including branches not achieving their expected results, additional analysis will be performed to determine the extent of any impairment and the associated charge will be recorded to the statement of operations. Should the Company decide to exit a market and close one or more of its reporting units, the associated goodwill will be written off with a charge to the statement of operations (see Note 18).

The Company accounts for long-lived assets with definite useful lives pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with a definite useful life is determined by comparison of the carrying amount of the asset to net future cash flows expected to be generated from the asset. Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. An impairment loss is recorded when the net book value of the assets exceeds the fair value, as measured by projected undiscounted future cash flows. No impairment charges were recorded in any of the years ended December 25, 2005, December 26, 2004 and December 28, 2003.

The Company's identifiable intangible assets are comprised of noncompete agreements, contractor databases, trademarks, trade names and customer relationships (see Note 5). The Company completed its review for annual impairment indicators for all intangible assets during the fourth quarter of 2005 and determined that there were no impairment indicators present.

Reserves for Claims

Workers' compensation, healthcare benefits and professional liability are provided under self-insured and partially self-funded plans. The Company records its estimate of the ultimate cost of, and reserves for, workers' compensation and professional liability based on actuarial computations and the Company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The ultimate cost of workers' compensation, healthcare benefits and professional liability will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims.

Letters of Credit

As of December 25, 2005, the Company had an outstanding $0.5 million letter of credit, as security on its Warrenville, Illinois, office lease. This letter of credit expires on May 6, 2006.

Debt Issuance Costs

Deferred costs related to the issuance of debt are being amortized using the effective interest method over the terms of the respective debt. Debt issuance costs of $1.8 million, less accumulated amortization of $1.2 million at December 25, 2005, and $1.7 million, less accumulated amortization of $0.7 million at December 26, 2004, are recorded in other assets in the consolidated balance sheets.

Revenue Recognition

Revenue from services consists of temporary staffing revenues. Revenues are recognized when services are rendered. Reimbursable expenses, including those related to travel and out-of-pocket expenses, are recorded as service revenues with an equal amount in cost of services rendered.

Stock-Based Compensation

The Company grants stock options for a fixed number of common shares to employees and directors from time to time. The Company accounts for employee stock options using the intrinsic value method as prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, currently recognizes no compensation expense for stock option grants when the exercise price of the options equals, or is greater than, the market value of the underlying stock on the date of grant. Accordingly, the Company did not recognize any compensation cost during each of the years ended December 25, 2005, December 26, 2004 and December 28, 2003 for stock-based employee compensation awards. The Company currently follows the accounting and disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, for stock options issued to employees and directors.

The effect of applying the fair value method prescribed by SFAS No. 123, as amended by SFAS No. 148, to the Company's options would have the Company recording the following net income (loss) and pro forma net income (loss) per share amounts (in thousands, except per share information):

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Net income (loss) as reported	**$ (799)**	$ (1,326)	$ 5,015
Fair value method of stock based compensation, net of tax	**(1,156)**	(965)	(1,257)
Pro forma net income (loss)	**$ (1,955)**	$ (2,291)	$ 3,758
As reported basic income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	**–**	–	(0.01)
As reported basic income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.17
As reported diluted income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	**–**	–	(0.02)
As reported diluted income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.16
Pro forma basic income (loss) from continuing operations	**$ (0.06)**	$ (0.08)	$ 0.14
Discontinued operations, net of taxes	**–**	–	(0.02)
Pro forma basic income (loss) per share	**$ (0.06)**	$ (0.08)	$ 0.12
Pro forma diluted income (loss) from continuing operations	**$ (0.06)**	$ (0.08)	$ 0.14
Discontinued operations, net of taxes	**–**	–	(0.02)
Pro forma diluted income (loss) per share	**$ (0.06)**	$ (0.08)	$ 0.12

Pro forma information regarding net income or loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Expected life	**4 – 8**	3 – 8	3 – 8
Risk-free interest rate	**3.91% - 4.66%**	4.25% - 4.44%	3.25% - 4.19%
Volatility	**60%**	63%	70%
Dividend yield	**0%**	0%	0%

Advertising

The Company's advertising expense consists primarily of print media, online advertising, direct mail marketing and promotional material. Advertising costs that are not considered direct response are expensed as incurred and were approximately $3.6 million, $3.4 million and $4.8 million for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

Income (Loss) Per Share

In accordance with the requirements of SFAS No. 128, *Earnings Per Share* (SFAS No. 128), basic earnings per share is computed by dividing net income or loss by the weighted average number of shares outstanding and diluted earnings per share reflects the dilutive effects of stock options and other common stock equivalents (as calculated utilizing the treasury stock or reverse treasury stock method, as appropriate). Shares of common stock that are issuable upon the exercise of options have been excluded from the 2005 and 2004 per share calculation because their effect would have been anti-dilutive. See Note 13 for the calculation of income (loss) per share.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, *Accounting for Income Taxes* (SFAS No. 109). Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates. To protect against such risks, the Company had one derivative financial instrument, an interest rate swap agreement, which is more fully disclosed in Note 16.

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. As the Company's derivative instrument was designated and qualified as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that was attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument was reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, was recognized in current earnings during the period of change.

As of December 25, 2005 and December 26, 2004, the Company had no derivative instruments. As of December 28, 2003, the Company marked to market the fair value of the interest rate swap agreement and recorded a loss of approximately $0.1 million. Additionally, in connection with the December 2003 refinancing of the credit facility (see Note 9), the Company wrote off the remaining balance of approximately $0.1 million.

Comprehensive Income (Loss)

SFAS No. 130, *Comprehensive Income* (SFAS No. 130), requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The items of other comprehensive income (loss) that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, unrealized gains and losses on certain investments in debt and equity securities and the effective portion of certain derivative instruments. There are no components of comprehensive income (loss) other than the Company's net income (loss) and unrealized income on the derivative instrument for the years ended December 25, 2005, December 26, 2004 and December 28, 2003.

The following table sets forth the computation of comprehensive income (loss) for the periods indicated (in thousands):

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Net income (loss)	**$ (799)**	$ (1,326)	$ 5,015
Other comprehensive income:			
Income on derivative, net of taxes	**–**	–	105
Total comprehensive income (loss)	**$ (799)**	$ (1,326)	$ 5,120

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

2. DISCONTINUED OPERATIONS

The Company discontinued its physician staffing services in the second quarter of 2003. Pursuant to the provisions of SFAS No. 144, results of operations are to be classified as discontinued when the disposal of the "component of an entity" has occurred or it has met the "held for sale" criteria. As such, the total is shown separately in the line item, loss from discontinued operations, net of taxes, in the Company's consolidated statement of operations for the year ended December 28, 2003. There were no revenues or cost of services rendered from physician staffing services during the years ended December 25, 2005 and December 26, 2004. There were no net assets of the discontinued operations at December 25, 2005 and December 26, 2004.

Service revenues, cost of services, gross loss and loss from discontinued operations, net of taxes, for the year ended December 28, 2003 are as follows (in thousands):

Service revenues	$ 495
Cost of service revenues	(1,095)
Gross loss	$ (600)
Loss before benefit from income taxes	$ (845)
Benefit from income taxes	339
Loss from discontinued operations, net of taxes	$ (506)

3. RESTRUCTURING CHARGE

As announced on June 16, 2003, the Company completed its plan to restructure its operations by closing 29 branches. The restructuring was necessary to adjust the infrastructure the Company had put in place to support multiple growth initiatives and was in response to the current contraction in demand for its services. Approximately 130 branch staff and corporate employees were terminated as part of the restructuring. As a result, in the second quarter of 2003, the Company recorded a pre-tax charge, of approximately $0.8 million, relating to employee severance costs, branch closing costs and lease termination costs. The restructuring charge is included in selling, general and administrative expenses in the Company's consolidated statement of operations for the year ended December 28, 2003. No amounts have been or are expected to be incurred or paid in subsequent quarters relating to this restructuring. A breakdown of the restructuring charge is as follows (in thousands):

Lease termination costs	$ 390
Office closing costs	164
Employee termination costs	158
Miscellaneous	51
Total	$ 763

4. ACQUISITIONS

On November 30, 2005, the Company acquired certain assets of Winnertech, a New Jersey based temporary healthcare staffing company, for approximately $0.6 million in cash, of which approximately $0.1 million was held in escrow, and the assumption of approximately $0.3 million in liabilities. Approximately $0.7 million and $0.1 million of the purchase price was allocated to goodwill and a non-compete agreement (three-year life), respectively. The primary reason for the acquisition was to expand service offerings within the temporary healthcare industry. The acquisition was accounted for in accordance with SFAS No. 141, *Business Combinations*, and, accordingly, the results of operations have been included in the consolidated statement of operations beginning from December 1, 2005, the date when the Company assumed control.

On March 31, 2005, the Company acquired certain assets of Quality Medical Professionals (QMP), a California based temporary allied healthcare staffing company, for approximately $1.0 million in cash, of which approximately $0.1 million was held in escrow, and the potential for additional consideration contingent upon QMP achieving certain financial results in the future. Approximately $0.4 million, $0.2 million, $0.1 million and $0.1 million of the purchase price was allocated to goodwill, customer contracts (two-year life), contractor databases (five-year life) and a non-compete agreement (six-year life), respectively. The primary reason for the acquisition was to expand service offerings within the temporary healthcare industry. The acquisition was accounted for in accordance with SFAS No. 141, *Business Combinations*, and, accordingly, the results of operations have been included in the consolidated statement of operations beginning from April 1, 2005, the date when the Company assumed control.

In March 2003, the Company acquired certain assets of Saber-Salisbury Group (SSG), a temporary healthcare staffing company, for approximately $10.8 million in cash, of which approximately $2.2 million was held in escrow and the potential for additional consideration contingent upon SSG achieving certain financial results. Approximately $10.4 million of the purchase price was allocated to goodwill. The primary reason for the acquisition was to expand service offerings within the temporary healthcare industry. The acquisition was accounted for in accordance with SFAS No. 141, *Business Combinations*, and, accordingly, the results of operations have been included in the consolidated statements of operations beginning from March 1, 2003, the date when the Company assumed substantial control over SSG.

The Company neither paid, nor accrued, any additional consideration related to acquisitions during 2005. In 2004, the Company paid approximately $0.1 million of additional consideration related to prior year acquisitions, and also had additional consideration pursuant to the TNI acquisition as the earnout amount due under the purchase agreement was set off against the $4.0 million note receivable and associated interest receivable of $0.2 million. In 2003, the Company made no payments of additional consideration related to prior year acquisitions but the Company accrued $0.1 million for additional consideration to be paid.

The following unaudited pro forma financial information reflects the results of operations for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, as if the acquisitions had occurred at the beginning of the respective periods presented. The pro forma financial information, in the schedule below, does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future results of operations (in thousands, except per share information):

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Service revenues	**$ 405,612**	$ 417,058	$ 515,892
Income from operations	**1,447**	1,600	17,754
Income (loss) from continuing operations	**(1,320)**	(1,941)	5,690
Income (loss) from discontinued operations, net of taxes	**–**	–	(506)
Net income (loss)	**(712)**	(1,326)	5,184
Income (loss) per share – basic:			
Income (loss) from continuing operations	**$ (0.02)**	$ (0.04)	$ 0.19
Discontinued operations, net of taxes	**–**	–	(0.02)
Basic net income (loss) per share	**$ (0.02)**	$ (0.04)	$ 0.17
Income (loss) per share – diluted:			
Income (loss) from continuing operations	**$ (0.02)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	**–**	–	(0.01)
Diluted net income (loss) per share	**$ (0.02)**	$ (0.04)	$ 0.17

5. GOODWILL AND INTANGIBLE ASSETS

As discussed in Note 1, pursuant to the provisions of SFAS No. 142, the Company does not amortize goodwill or intangible assets deemed to have an indefinite useful life. Identifiable intangibles with definite lives are amortized. SFAS No. 142 requires that goodwill be separately disclosed from other intangible assets on the balance sheet and tested for impairment on a periodic basis, or more frequently if certain indicators arise.

Goodwill increased by $1.1 million from $129.5 million at December 26, 2004 to $130.6 million at December 25, 2005. This increase is associated with the goodwill recorded during 2005 relating to the QMP and Winnertech acquisitions.

The following reflects the changes to goodwill for the years ended December 25, 2005 and December 26, 2004 (in thousands):

	Years Ended	
	December 25, 2005	December 26, 2004
Balance at beginning of year	**$ 129,474**	$ 125,028
Goodwill acquired during year	**1,115**	4,446
Impairment losses	–	–
Goodwill written off related to sale of business unit	–	–
Balance at end of year	**$ 130,589**	$ 129,474

As of December 25, 2005 and December 26, 2004, the Company's intangible assets, other than goodwill, and related accumulated amortization, were as follows (in thousands):

	December 25, 2005			December 26, 2004		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Non-compete agreements (3 - 7.5 years)	**$ 3,531**	**$ (1,903)**	**$ 1,628**	$ 3,348	$ (1,408)	$ 1,940
Contractor database (5 years)	**742**	**(366)**	**376**	612	(224)	388
Customer relationships (3 years)	**266**	**(125)**	**141**	39	(31)	8
Total intangibles subject to amortization	**4,539**	**(2,394)**	**2,145**	3,999	(1,663)	2,336
Intangible assets not subject to amortization:						
Trademarks, trade names	**108**	**–**	**108**	102	–	102
Total intangible assets	**$ 4,647**	**$ (2,394)**	**$ 2,253**	$ 4,101	$ (1,663)	$ 2,438

During 2004, the Company reevaluated the initial recording of certain of its goodwill and intangible assets. As a result of this reevaluation, the Company reduced the gross value of noncompete agreements by approximately $1.0 million and increased contractor database by $0.6 million, trademarks, trade names by $0.1 million, and customer relationships by less than $0.1 million. The cumulative net effect of these adjustments resulted in an increase to goodwill of approximately $0.3 million and a pre-tax decrease in amortization expense of approximately $0.2 million. Such adjustments were recorded in the fourth quarter of 2004 as they were not material to any period effected.

During 2005, the Company acquired intangible assets totaling $0.5 million as part of the QMP and Winnertech acquisitions (see Note 4). During 2004, the Company did not purchase any intangible assets. The Company recorded amortization expense on intangible assets of $0.7 million, $0.5 million and $0.7 million for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

The estimated annual amortization expense for intangible assets for the next five fiscal years as of December 25, 2005 is as follows (in thousands):

2006	$ 797
2007	698
2008	359
2009	224
2010	65

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following (in thousands):

	December 25, 2005	December 26, 2004
Leasehold improvements	**$ 1,485**	$ 1,287
Furniture and equipment	**15,475**	14,015
Internally developed software	**9,627**	8,296
Equipment held under capital leases	**3,537**	3,533
Total	**30,124**	27,131
Less accumulated depreciation and amortization	**(21,697)**	(18,650)
Furniture and equipment, net	**$ 8,427**	$ 8,481

Depreciation expense from furniture and equipment was $4.5 million, $5.8 million and $6.1 million for each of the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

Accumulated amortization on assets held under capital leases was $2.5 million and $3.2 million at December 25, 2005 and December 26, 2004, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 25, 2005	December 26, 2004
Insurance related accrued expenses	**$ 9,041**	$ 7,835
Accounts payable	**1,330**	1,694
Other	**3,728**	2,543
Total	**$ 14,099**	$ 12,072

8. INCOME TAXES

As of December 25, 2005, December 26, 2004 and December 28, 2003, the Company had temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts measured by the tax laws.

The provision for (benefit from) income taxes is as follows (in thousands):

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Current income taxes			
Federal	**$ (548)**	$ (2,865)	$ (819)
State	**403**	(318)	(91)
Total current income taxes	**(145)**	(3,183)	(910)
Deferred income taxes	**(515)**	2,568	4,618
Provision for (benefit from) income taxes	**$ (660)**	$ (615)	$ 3,708

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 25, 2005	December 26, 2004
Current deferred tax assets:		
Provision for doubtful accounts	**$ 317**	$ 523
State NOL carryforwards	–	330
Accrued expenses	**157**	162
Insurance reserves	**1,236**	–
Total current deferred tax assets	**$ 1,710**	$ 1,015
Current deferred tax liabilities:		
Prepaid expenses	**(198)**	–
Total current deferred tax assets, net	**$ 1,512**	$ 1,015
Noncurrent deferred tax assets:		
Federal NOL carryforwards	**$ 1,728**	$ –
State NOL carryforwards	**1,169**	–
Accrued expenses	**242**	154
Total noncurrent deferred tax assets	**3,139**	154
Noncurrent deferred tax liabilities:		
Goodwill and intangible assets	**(12,653)**	(9,325)
Furniture and equipment	**(276)**	(637)
Total noncurrent deferred tax liabilities	**(12,929)**	(9,962)
Total noncurrent deferred tax liabilities, net	**$ (9,790)**	$ (9,808)

Current deferred tax assets are included in other current assets in the Company's consolidated balance sheets. SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that no valuation allowance is required as of December 25, 2005 and December 26, 2004. As of December 25, 2005, the Company had a Federal net operating loss carryforward of $5.1 million, which expires in 2020, and state net operating loss carryforwards of $29.9 million, the majority of which expire after 2019.

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is as follows:

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
Tax at U.S. statutory rate	**34.0%**	34.0%	34.0%
State taxes, net of federal benefit	**3.6**	3.6	3.6
Other state tax items	**17.1**	–	–
Non-deductible items	**(12.4)**	(10.7)	2.9
Other, net	**2.9**	4.8	(0.3)
Effective income tax rate	**45.2%**	31.7%	40.2%

9. LONG-TERM DEBT

On October 26, 2001, the Company entered into a $120.0 million senior credit facility. The facility consisted of a $40.0 million term note due in October 2006, a $60.0 million term note due in October 2007 and a $20.0 million revolving credit facility due to expire in October 2006. In connection with the Company's initial public offering completed on April 23, 2002 the Company repaid $93.4 million of borrowings that were outstanding under the facility and repaid $62.9 million that was outstanding under its previously existing senior unsecured notes.

On July 3, 2002, the Company amended the facility by replacing the previous two term notes with a single $25.0 million term note. All amounts outstanding under the previous term notes were repaid at that time. On October 3, 2002, the Company amended the facility by replacing the $25.0 million term note with a $65.0 million term note and reducing the borrowing capacity of its revolving credit facility from $20.0 million to $15.0 million. On March 21, 2003, the Company amended the facility by replacing the $65.0 million term note with a $77.0 million term note and a new term note facility that allowed for borrowings of up to $13.0 million.

On December 22, 2003, the Company entered into a new senior credit facility (the Senior Credit Facility) which replaced the previous facility. The Senior Credit Facility provided a $65.0 million revolving credit facility (the Revolver) which expires in December 2006 and a $17.0 million term loan (the Term Loan) which was due in December 2005.

On June 25, 2004, the Company amended the Senior Credit Facility to reduce the Revolver capacity from $65.0 million to $60.0 million. The amendment also favorably modified certain financial covenants while increasing the applicable margin on the Revolver by 0.5% and on the Term Loan by 1.0%. In conjunction with the amendment, on July 1, 2004, the Company repaid $5.0 million of borrowings under the Term Loan. The $5.0 million can not be re-borrowed under the terms of the Term Loan.

On February 24, 2005, the Company amended the terms of the Senior Credit Facility whereby the Term Loan was reduced to $6.0 million, the applicable margin for the Term Loan was reduced to 4.5%, the maturity of the Term Loan was extended to December 2006 and certain financial covenants were amended. The $6.0 million Term Loan repayment was funded with borrowings under the Revolver.

Effective September 24, 2005 and December 25, 2005, the Company amended the terms of the Senior Credit Facility whereby certain financial covenants were favorably amended and the expiration date was extended to January 2, 2007.

The amount that can be borrowed at any given time under the Revolver is based on a formula that takes into account, among other things, eligible accounts receivable and an availability reserve, which can result in borrowing availability of less than the full capacity of the Revolver. The Revolver bears interest at either prime rate or LIBOR plus an applicable margin (6.6% at December 25, 2005) with interest payable monthly or as interest rate contracts expire. The Term Loan bears interest at LIBOR plus an applicable margin (8.5% at December 25, 2005) with interest payable as interest rate contracts expire. Unused capacity under the Revolver bears interest at 0.5% and is payable monthly. The Senior Credit Facility is secured by substantially all of the Company's assets and contains certain covenants that, among other things, limit the payment of dividends, restrict additional indebtedness and obligations, and require maintenance of certain financial ratios. As of December 25, 2005, the Company was in compliance with all covenants.

As the borrower under the Senior Credit Facility, the Company's subsidiary, Medical Staffing Network, Inc., may only pay dividends or make other distributions to the Company in the amount of $500,000 in any fiscal year to pay the Company's operating expenses. This limitation on the Company's subsidiary's ability to distribute cash to the Company will limit its ability to obtain and service any additional debt at the holding company level. In addition, the Company's subsidiary is subject to restrictions under the Senior Credit Facility against incurring additional indebtedness.

As of December 25, 2005, $6.0 million was outstanding on the Term Loan and $18.0 million was outstanding under the Revolver. As of December 25, 2005, an additional $20.4 million was immediately available for borrowing under the Revolver.

A summary of long-term debt as of December 25, 2005 and December 26, 2004 is as follows (in thousands):

	December 25, 2005	December 26, 2004
Senior facility	**$ 17,991**	$ 19,760
Term loan	**6,000**	12,000
	23,991	31,760
Less current portion	**–**	–
	$ 23,991	$ 31,760

Scheduled maturities of long-term debt as of December 25, 2005 are as follows (in thousands):

2006	$ –
2007	23,991

10. EMPLOYEE BENEFIT PLANS

The Company has a voluntary defined contribution 401(k) profit-sharing plan covering all eligible employees as defined in the plan documents. The Plan allows for its participants to defer up to 15% of annual salary up to the adjusted IRS maximum each year. In addition, the plan provides for matching 50% of the participants' contributions, up to a maximum of 7% of the participants' salary contributed and provides for a discretionary matching contribution, which would be allocated to each employee based on the employee's annual pay divided by the total annual pay of all participants eligible to receive such contribution. The Company's matching contribution was approximately $1.0 million, $1.2 million and $1.4 million for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

In 2003, the Company established a Deferred Compensation Plan covering senior management who have executive-level decision making responsibilities. The plan allows for its participants to defer up to 100% of annual salary up to the adjusted 401(k) maximum that individuals can defer in the Company's existing 401(k) plan (see above). In addition, the Company will match 50% of the participant's contributions, up to a maximum of 7% of the participant's salary contributed, a match that is consistent with the Company's existing 401(k) plan. Participants may also contribute 100% of any excess contributions, excess company match and potential earnings from the prior year's 401(k) discrimination testing refunds. The plan is a nonqualified funded deferred compensation plan and all participants' contributions are held in trust in the Company's name. As such, the Company recorded the fair value of the trust of $0.6 million and $0.4 million, in the other current assets and accounts payable and accrued expenses within the consolidated balance sheets for the years ended December 25, 2005 and December 26, 2004, respectively. The Company's matching contribution was $0.1 million and $0.1 million for the years ended December 25, 2005 and December 26, 2004.

11. COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases equipment under several lease agreements, which are accounted for as capital leases. The assets and liabilities under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the related lease term.

Future minimum lease payments under capital leases are as follows as of December 25, 2005 (in thousands):

2006	$ 378
2007	352
2008	348
2009 and thereafter	58
	1,136
Less amount representing interest	(117)
Less amount classified as current	(317)
	$ 702

Operating Leases

The Company has entered into noncancelable operating lease agreements for the rental of space and equipment. Certain of these leases include options to renew as well as rent escalation clauses. Future minimum lease payments as of December 25, 2005 associated with these agreements are as follows (in thousands):

2006	$ 4,518
2007	3,064
2008	2,106
2009	1,604
2010	1,524
Thereafter	4,366

Total operating lease expense was approximately $5.8 million for each of the years ended December 25, 2005 and December 26, 2004 and $6.3 million for the year ended December 28, 2003.

Litigation

On February 20, 2004, Joseph and Patricia Marrari, and on April 16, 2004, Tommie Williams, filed class action lawsuits against the Company in the United States District Court for the Southern District of Florida, on behalf of themselves and purchasers of the Company's common stock pursuant to or traceable to the Company's initial public offering in April 2002. These lawsuits also named as defendants certain of the Company's directors and executive officers (collectively with the Company, the "Defendants"). The complaints allege that certain disclosures in the Registration Statement/Prospectus filed in connection with the Company's initial public offering on April 17, 2002 were materially false and misleading in violation of the Securities Act of 1933 (the "Securities Act"). The complaints seek compensatory damages as well as costs and attorney fees.

On March 29, 2004, a third class action lawsuit brought on behalf of the same class of the Company's stockholders, making claims under the Securities Act similar to those in the lawsuits filed by Plaintiffs Joseph and Patricia Marrari and Tommie Williams, was commenced by Plaintiff Haddon Zia in the Florida Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. Defendants removed this case to the United States District Court for the Southern District of Florida and Plaintiff moved to remand the case back to the Florida Circuit Court of the Fifteenth Judicial Circuit, which motion Defendants opposed. On September 16, 2004 the federal district court entered an order granting Plaintiff's motion to remand. On January 6, 2005, the state court stayed the state court proceedings until further order of the court. The Zia complaint seeks rescission or damages as well as certain equitable relief and costs and attorney fees.

On March 2, 2004, another class action complaint was filed against the Company and certain of its directors and executive officers in the United States District Court for the Southern District of Florida by Jerome Gould, individually and on behalf of a class of the Company's stockholders who purchased stock during the period from April 18, 2002 through June 16, 2003. The complaint alleges that certain of the Company's public disclosures during the class period were materially false and misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 promulgated thereunder. The complaint seeks compensatory damages, costs and attorney fees.

On July 2, 2004, the Marrari, Gould, Williams and Zia actions were consolidated, although, as noted above, the Zia action was subsequently remanded to state court. Plaintiff Thomas Greene was appointed Lead Plaintiff of the consolidated action and the law firm of Cauley Geller Bowman & Rudman LLP (now known as Lerach Coughlin Stoia Geller Rudman and Robbins LLP) was appointed Plaintiffs' Lead Counsel.

On September 1, 2004, Lead Plaintiff filed his consolidated amended class action complaint (the "Complaint"). The Complaint makes allegations on behalf of a class consisting of purchasers of the Company's common stock pursuant to or traceable to the Company's initial public offering in April 2002, for purposes of the Securities Act claims, and on behalf of the Company's stockholders who purchased stock during the period from April 18, 2002 through June 16, 2003, for purposes of the Exchange Act claims. The Complaint alleges that certain of the Company's public disclosures during the class period were materially false and misleading in violation of Section 11 of the Securities Act and Section 10(b) of the Exchange Act. The Complaint seeks compensatory damages as well as costs and attorney fees. Defendants have a motion to dismiss the Complaint, which, on September 27, 2005, was granted in part as to those portions of Plaintiffs' Section 10(b) and 20(a) claims concerning statements or omissions prior to October 29, 2002, and denied as to the remaining claims. The litigation is now proceeding as to those portions of the complaint that were not dismissed.

The Company believes that these lawsuits are without merit and it intends to defend itself against them vigorously. Due to their preliminary status, the Company is unable to predict the outcome of these lawsuits or reasonably estimate a range of possible loss.

From time to time, the Company is subject to lawsuits and claims that arise out of its operations in the normal course of business. The Company is a plaintiff or a defendant in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company believes that the disposition of any claims that arise out of operations in the normal course of business will not have a material adverse effect on the Company's financial position or results of operations.

12. STOCKHOLDERS' EQUITY

Stockholders' Agreement

The Company and certain of its stockholders entered into a stockholders agreement conferring certain rights and restrictions, including among others, restrictions on transfers of shares, rights to acquire shares, and designation of Board of Director seats. This agreement terminated upon the Company's initial public offering except that:

- for as long as any investor that is a party to the stockholders agreement beneficially owns at least 20% of the Company's outstanding shares, the Company is obligated to nominate and use its best efforts to have two individuals designated by that investor elected to its Board of Directors; and
- for as long as any investor that is a party to the stockholders agreement beneficially owns at least 10% of the Company's outstanding shares, the Company is obligated to nominate and use its best efforts to have one individual designated by that investor elected to its Board of Directors.

Stock Options

The Company has a stock option plan (the Plan), under which 1.2 million shares of common stock are available for grant. At December 30, 2001, 0.3 million shares were reserved for future issuances under the Plan. The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Compensation

Committee of the Board of Directors administers the Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers and directors of the Company and consultants. The Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and nonqualified stock options. Each option is exercisable after the period or periods specified in the option agreement, but no option can be exercised after the expiration of ten years and one day from the date of grant.

The 2001 Plan was adopted by the Board on November 14, 2001. Under the terms of the 2001 Plan, the Company is authorized to grant incentive stock options and nonqualified stock options, make stock awards and provide the opportunity to purchase stock to employees, directors, officers and consultants of the Company. The 2001 Plan provides for the issuance of a maximum of 2.3 million shares of common stock. On June 17, 2003 the shareholders of the Company approved an amendment to the 2001 Plan which increased the maximum number of shares for issuance by 0.5 million, to 2.8 million. The Compensation Committee of the Board of Directors administers the 2001 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers and directors of the Company and consultants. The 2001 Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and nonqualified stock options. On December 1, 2005, the Company's Compensation Committee accelerated the vesting of all unvested stock options awarded to employees under the 2001 Plan (with the exception of three of the Company's officers, who only had their options that were scheduled to vest in 2006 accelerated). As a result of the acceleration, options to acquire approximately 374,000 shares of the Company's common stock (representing approximately 18% of the total outstanding options), which otherwise would have vested periodically over the next 48 months, became immediately exercisable. Approximately 50% of the accelerated options would have vested in 2006. Still, no option granted under the 2001 Plan can be exercised after the expiration of ten years and one day from the date of grant.

The Compensation Committee's decision to accelerate the vesting of these options was in response to the issuance of SFAS No. 123(R). By accelerating the vesting of these options, the Company has minimized the potential compensation expense that will be required to be recognized in future periods under SFAS No. 123(R). However, the impact of adoption of SFAS No. 123(R), which is not expected to be material, cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123(R) in prior periods, its impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Stock-Based Compensation.

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 29, 2002	2,098,939	$ 6.84
Granted	235,788	$ 8.94
Exercised	(90,362)	$ 4.00
Forfeited	(272,304)	$ 7.21
Outstanding at December 28, 2003	1,972,061	$ 7.16
Granted	165,000	$ 7.27
Exercised	(21,633)	$ 2.22
Forfeited	(222,619)	$ 10.14
Outstanding at December 26, 2004	1,892,809	$ 6.88
Granted	326,000	$ 6.85
Exercised	(5,521)	$ 2.19
Forfeited	(150,956)	$ 8.07
Outstanding at December 25, 2005	2,062,332	$ 6.80
Exercisable at end of year	1,949,292	$ 6.78

	Weighted Average Fair Value
Options granted during the year:	
Issued at or above market price	$ 3.42

Information about options outstanding as of December 25, 2005 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.95 to $2.20	4.9	88,448	$ 2.18	88,448	$ 2.18
$6.00 to $6.06	6.0	1,407,567	$ 6.06	1,407,567	$ 6.06
$7.00 to $10.00	8.9	439,817	$ 7.39	326,777	$ 7.53
$14.00 to $21.00	6.9	126,500	$ 16.07	126,500	$ 16.07
		2,062,332	$ 6.80	1,949,292	$ 6.78

13. INCOME (LOSS) PER SHARE

	Years Ended		
	December 25, 2005	December 26, 2004	December 28, 2003
	(in thousands, except per share information)		
Numerator for diluted income (loss) per share	**$ (799)**	$ (1,326)	$ 5,015
Denominator:			
Denominator for basic income (loss) per share–weighted-average shares	**30,233**	30,228	30,190
Effect of dilutive shares:			
Employee stock options	**–**	–	617
Denominator for diluted income (loss) per share–adjusted weighted-average shares and assumed conversions	**30,233**	30,228	30,807
Income (loss) per share – basic:			
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	**–**	–	(0.01)
Basic net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.17
Income (loss) per share – diluted:			
Income (loss) from continuing operations	**$ (0.03)**	$ (0.04)	$ 0.18
Discontinued operations, net of taxes	**–**	–	(0.02)
Diluted net income (loss) per share	**$ (0.03)**	$ (0.04)	$ 0.16

For the years ended December 25, 2005 and December 26, 2004, approximately 2.1 million and 1.9 million options, respectively, were excluded from the calculation of diluted shares as the impact of their conversion was anti-dilutive due to the net loss. For the year ended December 28, 2003, approximately 0.3 million incremental options were excluded from the denominator for diluted income per share as the impact of conversion was anti-dilutive.

14. RELATED PARTY TRANSACTIONS

The Company provides staffing services to a healthcare system of which one of the Company's directors, Philip A. Incarnati, is the President and Chief Executive Officer. During the years ended December 25, 2005, December 26, 2004 and December 28, 2003, the Company billed approximately $2.8 million, $3.3 million and $2.2 million, respectively, for its services. The Company had a receivable balance from the healthcare system of approximately $0.3 million, at both December 25, 2005 and December 26, 2004.

The Company provides staffing services to a healthcare system of which one of the Company's directors, David Wester, is the President. During the year ended December 25, 2005, the Company billed approximately $0.4 million for its services and had a receivable balance from the healthcare system of approximately $0.1 million, at December 25, 2005.

The Company paid approximately $0.1 million, during each of the years ended December 25, 2005, December 26, 2004 and December 28, 2003, to Florida Atlantic University (FAU) in connection with a continuing education program for the Company's nurses. One of the Company's directors, Dr. Anne Boykin, is the Dean of the College of Nursing at FAU, a university located in Boca Raton, Florida.

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheet for accounts receivable, accounts payable and accrued expenses approximate fair value because of their short duration of maturity. The carrying amounts of the revolving credit note and term note approximate fair value because the interest rate is tied to a quoted variable index.

16. INTEREST RATE SWAP

The Company's former senior credit facility required that the Company maintain an interest rate protection agreement to manage the impact of interest rate changes on a portion of the Company's variable rate obligations. Effective December 24, 2001, the Company entered into an interest rate swap agreement (the Swap Agreement) with a financial institution. The Swap Agreement involved the receipt of floating interest rate payments based on the U.S. Dollar London Interbank Offered Rate, which was reset quarterly and the payment of fixed interest rate payments of 4.34% over the life of the Swap Agreement without an exchange of the underlying notional amount, which was set at $50.0 million. The interest rate swap was scheduled to mature on December 24, 2004.

The Company entered into the Swap Agreement to reduce the exposure to adverse fluctuations in floating interest rates on the underlying debt obligation and not for trading purposes. Any differences paid or received under the terms of the Swap Agreement were recognized as adjustments to interest expense over the life of the interest rate swap, thereby adjusting the effective interest rate on the underlying debt obligation.

The Swap Agreement was terminated on May 9, 2002 with the Company incurring a charge of approximately $0.5 million. The charge was amortized over the remaining life of the underlying debt agreement. As the underlying debt agreement was repaid in full in December 2003, the Company recorded a charge of approximately $0.1 million to write off the remaining unamortized balance.

17. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following table presents a summary of the Company's unaudited quarterly operating results for each of the four quarters in 2005 and 2004. This information was derived from unaudited interim financial statements that have been prepared on a basis consistent with the consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements and accompanying notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended							
(in thousands, except per share amounts)	**Dec. 25, 2005**	**Sept. 25, 2005**	**June 26, 2005**	**Mar. 27, 2005**	Dec. 26, 2004	Sept. 26, 2004	June 27, 2004	Mar. 28, 2004
Service revenues	**$97,651**	**$102,408**	**$101,872**	**$100,576**	$98,459	$106,204	$106,002	$106,393
Gross profit	**21,426**	**22,472**	**22,824**	**21,444**	22,099	23,037	22,678	22,169
Net income (loss)	**(292)**	**220**	**263**	**(990)**	(78)	288	(939)	(597)
Basic net income (loss) per share	**(0.01)**	**0.01**	**0.01**	**(0.03)**	0.00	0.01	(0.03)	(0.02)
Diluted net income (loss) per share	**(0.01)**	**0.01**	**0.01**	**(0.03)**	0.00	0.01	(0.03)	(0.02)

18. SUBSEQUENT EVENT

On February 1, 2006, the Company announced a plan to reorganize the infrastructure in its per diem nursing staffing business. Certain per diem branch locations will be closed as part of the Company's ongoing efforts to increase productivity and reduce costs. The branch closures will allow management to focus on those markets in which there are better near-term opportunities. As a result of these initiatives, the Company expects to incur a charge of approximately $6.0 million in the first quarter of 2006. The charge will be comprised of approximately $3.0 million primarily related to severance costs and lease termination fees and approximately $3.0 million in non-cash goodwill impairment related to the branch closures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Medical Staffing Network Holdings, Inc.

We have audited the consolidated financial statements of Medical Staffing Network Holdings, Inc. as of December 25, 2005, and December 26, 2004, and for each of the three years in the period ended December 25, 2005, and have issued our report thereon dated February 24, 2006 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a)2 of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 24, 2006

MEDICAL STAFFING NETWORK HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(in thousands) Description	Balance at Beginning of Period	Charged to Costs and Expenses	Writeoffs And Adjustments	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 28, 2003	$ 2,757	$ 3,226	$ (4,063)	$ 1,920
Year ended December 26, 2004	$ 1,920	$ 1,213	$ (2,069)	$ 1,064
Year ended December 25, 2005	**$ 1,064**	**$ 486**	**$ (778)**	**$ 772**

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87358) pertaining to the Amended and Restated Stock Option Plan of MSN Holdings, Inc. and the MSN Holdings, Inc. 2001 Stock Incentive Plan of Medical Staffing Network Holdings, Inc. of our reports dated February 24, 2006, with respect to the consolidated financial statements and schedule of Medical Staffing Network Holdings, Inc., Medical Staffing Network Holdings, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Medical Staffing Network Holdings, Inc., included in the Annual Report (Form 10-K) for the year ended December 25, 2005.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 28, 2006

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Robert J. Adamson, certify that:

I have reviewed this Annual Report on Form 10-K of Medical Staffing Network Holdings, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2006

/s/ Robert J. Adamson
Robert J. Adamson
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, N. Larry McPherson, certify that:

I have reviewed this Annual Report on Form 10-K of Medical Staffing Network Holdings, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2006

/s/ N. Larry McPherson
N. Larry McPherson
Chief Financial Officer

CORPORATE DATA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
100 Northeast Third Avenue, Suite 700
Fort Lauderdale, FL 33301

TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

LEGAL COUNSEL

Willkie Farr Gallagher LLP
787 Seventh Avenue
New York, New York 10019

CORPORATE HEADQUARTERS

Medical Staffing Network Holdings, Inc.
901 Yamato Road, Suite 110
Boca Raton, FL 33431
Phone: (561) 322-1300
www.msnhealth.com

COMMON STOCK

Medical Staffing Network Holdings, Inc.'s common stock is traded on The New York Stock Exchange under the symbol MRN.

CEO AND CFO CERTIFICATIONS

The Company has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosure as Exhibits 31.1 and 31.2 of its Annual Report on Form 10-K for the year ended December 25, 2005. On June 24, 2005, the Company submitted to the New York Stock Exchange the certification of its Chief Executive Officer pursuant to Section 303A.12(a) of the New York Stock Exchange's Listed Company Manual. This year's certification will be filed with the New York Stock Exchange following the 2006 annual meeting of stockholders.

medical Staffing NETWORK HOLDINGS, Inc.



901 Yamato Road, Suite 110
Boca Raton, FL 33431
Phone: (561) 322-1300
www.msnhealth.com